PROSPECTUS SUPPLEMENT (To Prospectus Dated March 26, 2013)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-187531

  Up to 2,272,551 Class A Shares

Arcos Dorados Holdings Inc.

(incorporated in the British Virgin Islands)

In connection with a share swap transaction among us, our subsidiary Arcos Dorados B.V. and Goldman Sachs International, we have entered into a registration agreement with Goldman, Sachs & Co., or Goldman Sachs, an affiliate of Goldman Sachs International, pursuant to which Goldman Sachs International will offer and sell up to 2,272,551 shares of our class A common stock from time to time through Goldman Sachs under this prospectus supplement. See “Description of the Swap Transaction” and “Plan of Distribution (Conflicts of Interest)” in this prospectus supplement and the accompanying prospectus.

Although we will not receive any of the net proceeds from any offering of our class A shares by Goldman Sachs, the price at which Goldman Sachs sells class A shares will determine Arcos Dorados B.V.’s gain or loss under the swap transaction described in the accompanying prospectus. See “Description of the Swap Transaction.”

Our class A shares are listed on the New York Stock Exchange, or NYSE, under the symbol “ARCO.” On March 22, 2013, the last sale price of our class A shares as reported by the NYSE was $13.27 per class A share.

Goldman Sachs will offer the class A shares from time to time for sale in transactions, including block sales, on the New York Stock Exchange, in the over-the-counter market, in negotiated transactions or otherwise. These shares will be sold at market prices prevailing at the time of sale or at negotiated prices. See “Plan of Distribution (Conflicts of Interest)” in this prospectus supplement.

Investing in our class A shares involves risks. See “Risk Factors” beginning on page S-8 of this prospectus supplement.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 26 , 2013.

PROSPECTUS SUPPLEMENT

PROSPECTUS

About This Prospectus	1
Where You Can Find More Information	2
Incorporation of Certain Documents by Reference	2
Special Note Regarding Forward-Looking Statements	3
The Company	5
Risk Factors	6
Use of Proceeds	6
Description of the Swap Transaction	7
Plan of Distribution (Conflicts of Interest)	8
Description of Capital Stock	9
Legal Matters	18
Experts	18

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of an “automatic shelf” registration statement that we filed with the U.S. Securities and Exchange Commission, or SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act, using a “shelf” registration process. Under this process, Goldman Sachs may sell our class A shares from time to time. This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the offering of the class A shares and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information.

This prospectus supplement may add, update or change information contained or incorporated by reference in the accompanying prospectus. In addition, the information incorporated by reference in the accompanying prospectus may have added, updated or changed information in the accompanying prospectus. If information in this prospectus supplement is inconsistent with any information in the accompanying prospectus (or any information incorporated by reference therein), this prospectus supplement will apply and will supersede such information in, or incorporated by reference in, the accompanying prospectus.

We have not authorized anyone to provide any information other than that contained in this prospectus supplement, the accompanying prospectus or any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We have not authorized any other person to provide you with different or additional information. We and Goldman Sachs are not making offers to sell the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.

The information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

It is important for you to read and consider all information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein in making your investment decision. You should also read and consider the additional information in this prospectus supplement under the caption “Where You Can Find More Information.”

Definitions

Unless otherwise indicated or the context otherwise requires, all references in this prospectus supplement to “Arcos Dorados” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Arcos Dorados Holdings Inc., together with its subsidiaries. All references in this prospectus supplement to “systemwide” refer only to the system of McDonald’s-branded restaurants operated by us or our franchisees in 20 countries and territories in Latin America and the Caribbean (the “Territories” hereinafter defined) and do not refer to the system of McDonald’s-branded restaurants operated by McDonald’s Corporation, which we refer to as McDonald’s, its affiliates or its franchisees (other than us).

We own our McDonald’s franchise rights pursuant to a Master Franchise Agreement for all of the Territories, except Brazil, which we refer to as the MFA, and a separate, but substantially identical, Master Franchise Agreement for Brazil, which we refer to as the Brazilian MFA. We refer to the MFA and the Brazilian MFA, as amended or otherwise modified to date, collectively as the MFAs. We commenced operations on August 3, 2007, as a result of our purchase of McDonald’s operations and real estate in the Territories (except for Trinidad and Tobago), which we refer to collectively as the McDonald’s LatAm business, and the acquisition of McDonald’s franchise rights pursuant to the MFAs, which together with the purchase of the McDonald’s LatAm business, we refer to as the Acquisition.

This prospectus supplement relates to an offering from time to time by Goldman Sachs and not by McDonald’s Corporation or any of its affiliates. McDonald’s Corporation and its affiliates make no representation or warranty, express or implied, for or in respect of the information contained herein.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including any amendments and exhibits to the registration statement) on Form F-3 under the Securities Act. This prospectus supplement and the accompanying prospectus, which are part of the registration statement, do not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus supplement or the accompanying prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K referred to, and incorporated, herein. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that:

•	incorporated documents are considered part of this prospectus supplement;

•	we can disclose important information to you by referring you to those documents; and

•
information that we file with the SEC in the future and incorporate by reference herein will automatically update and supersede information in this prospectus supplement and information previously incorporated by reference herein.

We incorporate by reference the following documents or information which we filed with the SEC:

•	our 2011 Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on April 18, 2012; and

•	Item 2 of each of our Current Reports on Form 6-K furnished on May 4, 2012, August 7, 2012, November 2, 2012 and March 8, 2013.

All annual reports we file with the SEC pursuant to the Exchange Act on Form 20-F after the date of this prospectus supplement and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus supplement and to be part hereof from the date of filing of such documents. We may incorporate by reference any Form 6-K subsequently submitted to the SEC by identifying in such Form that it is being incorporated by reference into this prospectus supplement.

You may request, orally or in writing, a copy of any filings referred to above, excluding exhibits, other than those specifically incorporated by reference into the documents you request, at no cost, by contacting us at the following address: Arcos Dorados Holdings Inc., Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina (B1636 FFB); Attn: Investor Relations;  telephone +54 (11) 4711-2000.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain or incorporate statements that are “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995.

Those statements include, but are not limited to, statements regarding our intent, belief or current expectations, trend analyses and other information relative to markets for our products and trends in our operations or financial results as well as other statements that can be identified by the use of forward-looking language such as “may,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “intend,” “project,” “goals,” “objectives,” “could” and “potential,” among others. Our actual results, performance or achievements could be materially different from the results expressed in, or implied by, those forward-looking statements. Those statements are subject to risks and uncertainties, including but not limited to the risks described in this prospectus supplement and the accompanying prospectus and other documents incorporated by reference herein and therein. When considering those forward-looking statements, you should keep in mind the risks, uncertainties and other cautionary statements made in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein.

A variety of factors could cause our actual results to differ materially from the expected results expressed in our forward-looking statements, including those set forth in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein and therein, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of our reports and other documents filed with the SEC. Factors that may cause our actual results to differ materially from those we contemplate by the forward-looking statements include, among others:

•	general economic, political, demographic and business conditions in Latin America and the Caribbean;

•	fluctuations in inflation and exchange rates in Latin America and the Caribbean;

•	our ability to implement our growth strategy;

•	the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors;

•	our ability to compete and conduct our business in the future;

•
changes in consumer tastes and preferences, including changes resulting from concerns over nutritional or safety aspects of beef, poultry, french fries or other foods or the effects of health pandemics and food-borne illnesses such as “mad cow” disease and avian influenza or “bird flu,” and changes in spending patterns and demographic trends, such as the extent to which consumers eat meals away from home;

•	the availability, location and lease terms for restaurant development;

•	our intention to focus on our restaurant reimaging plan;

•	our franchisees, including their business and financial viability and the timely payment of our franchisees’ obligations due to us and to McDonald’s;

•	our ability to comply with the requirements of the MFAs, including McDonald’s standards;

•	our decision to own and operate restaurants or to operate under franchise agreements;

•	the availability of qualified restaurant personnel for us and for our franchisees, and the ability to retain such personnel;

•	changes in commodity costs, labor, supply, fuel, utilities, distribution and other operating costs;

•
our ability, if necessary, to secure alternative distribution of supplies of food, equipment and other products to our restaurants at competitive rates and in adequate amounts, and the potential financial impact of any interruptions in such distribution;

•	changes in government regulation;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other factors discussed under “Risk Factors” set forth in our most recent Annual Report on Form 20-F.

There can be no assurance that other factors not currently anticipated by us will not materially and adversely affect our business, financial condition and results of operations. You are cautioned not to place undue reliance on any forward-looking statements made by us or on our behalf. Please take into account that forward-looking statements speak only as of the date of this prospectus supplement or, in the case of the accompanying prospectus or documents incorporated by reference herein or therein, the date of any such document. We do not undertake any obligation to publicly correct or update any forward-looking statement if we later become aware that it is not likely to be achieved, to reflect later events or circumstances or to reflect the occurrence of unanticipated events. You are advised, however, to consult any further disclosures we make on related subjects in reports to the SEC.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained in this prospectus supplement and the accompanying prospectus. Because it is a summary, it does not contain all of the information you should consider before investing in our class A shares. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors” section and the information incorporated by reference herein and therein, before making an investment decision.

Arcos Dorados Holdings Inc.

We are the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, according to McDonald’s, representing 5.5% of McDonald’s global sales in 2011, and we are the largest fast food chain in Latin America and the Caribbean in terms of systemwide sales, according to Euromonitor, with a regional market share in terms of sales of 9.9% in 2011, according to Euromonitor. We have the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 countries and territories in Latin America and the Caribbean, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago (since June 3, 2011), Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela, which we refer to as the Territories.

Our principal executive offices are located at Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina (B1636 FFB). Our telephone number at this address is +54 (11) 4711-2000. Our registered office in the British Virgin Islands is Maples Corporate Services (BVI) Limited, Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

For a description of our business, financial condition, results of operations and other important information regarding us, see our filings with the SEC incorporated by reference in this prospectus supplement. For instructions on how to find copies of these and our other filings incorporated by reference in this prospectus, see “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” in this prospectus supplement.

The Offering

Issuer	Arcos Dorados Holdings Inc.
Shares offered	Up to 2,272,551 class A shares, no par value, offered by Goldman Sachs.
Use of proceeds
Although we will not receive any of the net proceeds from any offering of our class A shares by Goldman Sachs, the price at which Goldman Sachs sells class A shares will determine Arcos Dorados B.V.’s gain or loss under the swap transaction described in the accompanying prospectus. See “Description of the Swap Transaction.”

Conflicts of interest
Goldman Sachs International, an affiliate of Goldman Sachs, will receive 100% of the net proceeds from the sale of our class A shares pursuant to this prospectus supplement, and therefore Goldman Sachs will be deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority, which is commonly referred to as FINRA. Accordingly, the offering of the class A shares will be made in compliance with the applicable provisions of FINRA Rule 5121. See “Plan of Distribution (Conflicts of Interest).”

Risk factors
An investment in our class A shares involves risks and you should carefully consider the matters referred to under “Risk Factors” in this prospectus supplement, as well as the other risks described in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein or therein.

NYSE symbol for our class A shares	“ARCO”

RISK FACTORS

Investing in our class A shares involves risk. See the risk factors described in our most recent Annual Report on Form 20-F and those contained in our other filings with the SEC for the most recent fiscal year, which are incorporated by reference in this prospectus supplement and the accompanying prospectus, as the same may be updated from time to time by our future filings under the Exchange Act. For more information, see “Incorporation of Certain Documents by Reference.” Before making an investment decision, you should carefully consider these risks as well as any other information we include or incorporate by reference in this prospectus supplement. These risks could materially affect our business, results of operations or financial condition and cause the value of our class A shares to decline. You could lose all or part of your investment.

Certain Factors Relating to Our Class A Shares and the Offering

Mr. Staton, our Chairman and CEO, controls all matters submitted to a shareholder vote, which will limit your ability to influence corporate activities and may adversely affect the market price of our class A shares.

Mr. Staton, our Chairman and CEO, owns or controls common stock representing 40.0% and 76.2%, respectively, of our economic and voting interests. As a result, Mr. Staton is and will be able to strongly influence or effectively control the election of our directors, determine the outcome of substantially all actions requiring shareholder approval and shape our corporate and management policies. The MFAs’ requirement that Mr. Staton at all times hold at least 51% of our voting interests likely will have the effect of preventing a change in control of us and discouraging others from making tender offers for our shares, which could prevent shareholders from receiving a premium for their shares. Moreover, this concentration of share ownership may make it difficult for shareholders to replace management and may adversely affect the trading price for our class A shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. This concentration of control could be disadvantageous to other shareholders with interests different from those of Mr. Staton and the trading price of our class A shares could be adversely affected.

Furthermore, the MFAs contemplate instances where McDonald’s could be entitled to purchase the shares of Arcos Dorados Holdings Inc. held by Mr. Staton. However, our publicly-held class A shares will not be similarly subject to acquisition by McDonald’s.

Sales of substantial amounts of our class A shares in the public market, or the perception that these sales may occur, could cause the market price of our class A shares to decline.

Sales of substantial amounts of our class A shares in the public market, or the perception that these sales may occur, could cause the market price of our class A shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our articles of association, we are authorized to issue up to 420,000,000 class A shares, of which 129,529,412 class A shares were outstanding as of December 31, 2012. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our class A shares.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our Class A shares.

Section 303A of the NYSE Listed Company Manual requires listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to, and we will, follow home country practice in lieu of the above requirements. British Virgin Islands law, the law of our country of incorporation, does not require a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance committee, and our board may thus not include, or include fewer, independent directors than would be required if we were subject to these NYSE requirements. Since a majority of our Board of Directors may not consist of independent directors as long as we rely on the foreign private issuer exemption to these NYSE requirements, our board’s approach may, therefore, be different from that of a board with a majority of independent directors, and as a result, the management oversight of our Company may be more limited than if we were subject to these NYSE requirements.

USE OF PROCEEDS

Goldman Sachs International, an affiliate of Goldman Sachs, will receive all net proceeds from any sale of the class A shares in any offering pursuant to this prospectus supplement and the accompanying prospectus. Although we will not receive any of the net proceeds from any offering of our class A shares by Goldman Sachs, the price at which Goldman Sachs sells class A shares will determine Arcos Dorados B.V.’s gain or loss under the swap transaction described in the accompanying prospectus. See “Description of the Swap Transaction.”

MARKET INFORMATION

Our class A shares are listed on the NYSE under the symbol “ARCO.”

The following table shows the annual, quarterly and monthly ranges of the high and low per share closing sales price for our class A shares as reported by the NYSE.

	Low	High
Year Ended December 31:
2011 (since April 14, 2011)	$19.55	$28.52
2012	$10.73	$22.94

Year Ended December 31, 2011:
Second Quarter (since April 14, 2011)	$20.15	$24.73
Third Quarter	$19.98	$28.52
Fourth Quarter	$19.55	$25.74
Year Ended December 31, 2012:
First Quarter	$17.85	$22.94
Second Quarter	$12.39	$19.02
Third Quarter	$12.22	$15.49
Fourth Quarter	$10.73	$15.83

Month Ended:
September 30, 2012	$13.15	$15.49
October 31, 2012	$12.91	$15.83
November 30, 2012	$10.73	$12.89
December 31, 2012	$11.83	$12.64
January 31, 2013	$12.31	$13.95
February 28, 2013	$12.67	$14.25
March 31, 2013 (through March 22)	$12.19	$13.70

DIVIDEND POLICY

Our Board of Directors considers the legal requirements with regard to our net income and retained earnings and our cash flow generation, targeted leverage ratios and debt covenant requirements in determining the amount of dividends to be paid, if any. Dividends may only be paid in accordance with the provisions of our memorandum and articles of association and Section 57 of the BVI Business Companies Act, 2004 (as amended) and after having fulfilled our capital expenditures program and after satisfying our indebtedness and liquidity thresholds, in that order. Pursuant to our memorandum and articles of association, all dividends unclaimed for three years after having been declared may be forfeited by a resolution of directors for the benefit of the Company.

On April 20, 2012, we declared a dividend of $50.0 million for 2012, which was paid in four equal installments on May 4, 2012, July 20, 2012, October 26, 2012 and December 26, 2012. On March 22, 2013, we announced that our Board of Directors had approved a total dividend cash payment of U.S.$50.0 million for 2013 to be paid in four equal installments. The payments will be made on April 5, July 5 and October 4, 2013 and January 3, 2014, in each case in the aggregate amount of U.S.$12.5 million on outstanding class A and class B shares to shareholders of record as of the close of business on April 2, July 2, October 1 and December 30, 2013, respectively.

Other than the 2012 and 2013 dividends, the only other dividends we have declared since the Acquisition are four $12.5 million dividends in 2011 and a $40 million dividend with respect to our results of operations for fiscal year 2009. All of these dividends have been paid in full.

The amounts and dates of future dividend payments, if any, will be subject to, among other things, the discretion of our Board of Directors. Accordingly, there can be no assurance that any future distributions will be made, or, if made, as to the amount of such distributions.

CAPITALIZATION

The table below sets forth our capitalization (defined as long-term debt, excluding current portion, and equity) as of December 31, 2012 derived from our consolidated financial statements prepared in accordance with U.S. GAAP.

Investors should read this table in conjunction with our consolidated financial statements and the notes thereto, which are incorporated by reference herein from Item 2 of our Form 6-K filed on March 8, 2013.

As of December 31, 2012
(in thousands of U.S. dollars)
Cash and cash equivalents	$184,851
Long-term debt, excluding current portion	649,968
Shareholders’ equity:
420,000,000 class A shares, no par value, authorized and 129,529,412 such shares issued and outstanding at December 31, 2012	351,654
80,000,000 class B shares, no par value, authorized, issued and outstanding at December 31, 2012	132,915
Additional paid-in capital	18,634
Accumulated other comprehensive loss	(158,821)
Retained earnings	400,761
Total Arcos Dorados Holdings Inc. shareholders’ equity	745,143
Non-controlling interests in subsidiaries	1,167
Total equity	746,310
Total capitalization(1)	1,396,278

(1)	Total capitalization consists of long-term debt (excluding current portion) plus total equity.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, and the notes thereto, incorporated by reference herein. See “Incorporation of Certain Documents by Reference.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Segment Presentation

We divide our operations into four geographical divisions: Brazil; the Caribbean division, consisting of Aruba, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago and the U.S. Virgin Islands of St. Croix and St. Thomas; the North Latin America division, or NOLAD, consisting of Costa Rica, Mexico and Panama; and the South Latin America division, or SLAD, consisting of Argentina, Chile, Colombia, Ecuador, Peru, Uruguay and Venezuela. As of December 31, 2012, 37.5% of our restaurants were located in Brazil, 29.5% in SLAD, 25.8% in NOLAD and 7.1% in the Caribbean division. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.

We are required to report information about operating segments in our financial statements in accordance with ASC Topic 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. We have determined that our reportable segments are those that are based on our method of internal reporting, and we manage our business and operations through our four geographical divisions (Brazil, the Caribbean division, NOLAD and SLAD). The accounting policies of the segments are the same as those for the Company on a consolidated basis.

In January 2013, we made certain organizational changes in the structure of our geographical divisions in order to balance their relative weight. As a result of the reorganization effective January 1, 2013, Colombia and Venezuela become part of the Caribbean division with headquarters located in Colombia. Therefore, as from the beginning of 2013, SLAD is comprised of Argentina, Chile, Ecuador, Peru and Uruguay, and the Caribbean division is comprised of Aruba, Curaçao, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas, Colombia and Venezuela. In accordance with ASC 280 Segment Reporting, we will report the results of the revised structure of our geographical divisions on our segment financial reporting beginning in the first quarter of fiscal year 2013. The discussion of our financial condition and results of operations in this prospectus supplement does not reflect this change and is based on the structure prevailing as of December 31, 2012.

Principal Income Statement Line Items

Revenues

We generate revenues primarily from two sources: sales by Company-operated restaurants and revenue from franchised restaurants, which primarily consists of rental income, typically based on the greater of a flat fee or a percentage of sales reported by our franchised restaurants. This rent, along with occupancy and operating rights, is stipulated in our franchise agreements. These agreements typically have a 20-year term but may be shorter if necessary to mirror the term of the real estate lease. In 2012, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.7% and 4.3% of our total revenues, respectively. In 2011, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.8% and 4.2% of our total revenues, respectively. In 2010, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.9% and 4.1% of our total revenues, respectively.

Operating Costs & Expenses

Our sales are heavily influenced by brand advertising, menu selection and initiatives to improve restaurant operations. Sales are also affected by the timing of restaurant openings and closures. We do not record sales from our franchised restaurants as revenues.

Company-operated restaurants incur four types of operating costs and expenses:

•	food and paper costs, which represent the costs of the products that we sell to customers in Company-operated restaurants;

•
payroll and employee benefit costs, which represent the wages paid to Company-operated restaurant managers and crew, as well as the costs of benefits and training, and which tend to increase as we increase sales;

•
occupancy and other operating expenses, which represent all other direct costs of our Company-operated restaurants, including advertising and promotional expenses, the costs of outside rent, which are generally tied to sales and therefore increase as we increase our sales, outside services, such as security and cash collection, building and leasehold improvement depreciation, depreciation on equipment, repairs and maintenance, insurance, restaurant operating supplies and utilities; and

•	royalty fees, representing the continuing franchise fees we pay to McDonald’s pursuant to the MFAs, which are determined as a percentage of gross product sales.

Franchised restaurant occupancy expenses include, as applicable, the costs of depreciating and maintaining the land and buildings upon which franchised restaurants are situated or the cost of leasing that property. A significant portion of our leases establish that rent payments are based on the greater of a flat fee or a specified percentage of the restaurant’s sales.

We promote the McDonald’s brand and our products by advertising in all of the Territories. Pursuant to the MFAs, we are required to spend at least 5% of our sales on advertisement and promotion activities annually. These activities are guided by our overall marketing plan, which identifies the key strategic platforms that we leverage to drive sales. Our franchisees are generally required to pay us 5% of their sales to cover advertising expenditures related to their restaurants. We account for these payments as a deduction to our advertising expenses. As a result, our advertising expenses only reflect the expenditures related to Company-operated restaurants. Advertising expenses are recorded within the “Occupancy and other operating expenses” line item in our consolidated income statement. The only exception to this policy is in Mexico, where both we and our franchisees contribute funds to a cooperative that is responsible for advertisement and promotion activities for Mexico.

General and administrative expenses include the costs of overhead, including salaries and facilities, travel expenses, depreciation of office equipment, situated buildings and vehicles, amortization of intangible assets, occupancy costs, professional services and the cost of field management for Company-operated and franchised restaurants, among others.

Other operating expenses, net, include gains and losses on asset dispositions, impairment charges, rental income and depreciation expenses of excess properties, results from distribution centers (until March 16, 2011), the equity awards granted to our CEO until 2011, accrual for contingencies, write-off of inventory, recovery of taxes and other miscellaneous items.

Other Line Items

Net interest expense primarily includes interest expense on our short-term and long-term debt as well as the amortization of deferred financing costs. Loss from derivative instruments relates to the negative change in the fair market value of certain of our derivatives not designated as hedging instruments, which are used to help mitigate some of our foreign currency exchange rate risk.

Foreign currency exchange results relate to the impact of remeasuring monetary assets and liabilities denominated in currencies other than our functional currencies. See “—Foreign Currency Translation.”

Other non-operating income (expenses), net primarily include monetary actualization adjustments related to tax credits, charitable donations not related to our operations, asset taxes we are required to pay in certain countries and other non-operating charges.

Income tax expense includes both current and deferred income taxes. Current income taxes represents the amount accrued during the period to be paid to the tax authorities while deferred income taxes represent the earnings impact of the change in deferred tax assets and liabilities that are recognized in our balance sheet for future income tax consequences.

Net income attributable to non-controlling interests relate to the participation of non-controlling interests in the net income of certain subsidiaries that collectively owned 27 restaurants at December 31, 2012 (24 restaurants at December 31, 2011).

Key Business Measures

We track our results of operations and manage our business by using three key business measures: comparable sales growth, average restaurant sales and sales growth. In addition, we use Adjusted EBITDA to facilitate operating performance comparisons from period to period. See Note 20 to our consolidated financial statements incorporated by reference herein. Systemwide results are driven primarily by our Company-operated restaurants, as 74.6% of our systemwide restaurants are Company-operated as of December 31, 2012. Systemwide data represents measures for both Company-operated and franchised restaurants. While sales by franchisees are not recorded as revenues by us, management believes the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised restaurant revenues and are indicative of the financial health of our franchisee base. Unless otherwise stated, comparable sales growth, average restaurant sales and sales growth are presented on a systemwide basis.

Comparable Sales

Comparable sales is a key performance indicator used within the retail industry and is indicative of the success of our initiatives as well as local economic, competitive and consumer trends. Comparable sales are driven by changes in traffic and average check, which is affected by changes in pricing and product mix. Increases or decreases in comparable sales represent the percent change in sales from the prior year for all restaurants in operation for at least thirteen months, including those temporarily closed. Some of the reasons restaurants may close temporarily include reimaging or remodeling, rebuilding, road construction and natural disasters. With respect to restaurants where there are changes in ownership, primarily changes from being franchised restaurants to becoming Company-operated restaurants, all previous months’ sales are reclassified according to the new ownership category when reporting comparable sales. As a result, there will be discrepancies between the sales figures used to calculate comparable sales and our results of operations. We report on a calendar basis, and therefore the comparability of the same month, quarter and year with the corresponding period of the prior year is impacted by the mix of days. The number of weekdays, weekend days and timing of holidays in a period can impact comparable sales positively or negatively. We refer to these impacts as calendar shift/trading day adjustments. These impacts vary geographically due to consumer spending patterns and have the greatest effect on monthly comparable sales while annual impacts are typically minimal.

We calculate and analyze comparable sales and average check in our divisions and systemwide on a constant currency basis, which means they are calculated using the same exchange rate in the applicable division or systemwide, as applicable, over the periods under comparison to remove the effects of currency fluctuations from the analysis. We believe these constant currency measures provide a more meaningful analysis of our business by identifying the underlying business trend, without distortion from the effect of foreign currency fluctuations.

Company-operated comparable sales growth refers to comparable sales growth for Company-operated restaurants and franchised comparable sales growth refers to comparable sales growth for franchised restaurants. We believe comparable sales growth is a key indicator of our performance, as influenced by our strategic initiatives and those of our competitors.

Average Restaurant Sales

Average restaurant sales, or ARS, is an important measure of the financial performance of our systemwide restaurants and changes in the overall direction and trends of sales. ARS is calculated by dividing the sales for the relevant period by the arithmetic mean of the number of restaurants at the beginning and end of such period. ARS is influenced mostly by comparable sales performance and restaurant openings and closures. As ARS is provided in nominal terms, it is affected by movements in foreign currency exchange rates.

Sales Growth

Sales growth refers to the change in sales by all restaurants, whether operated by us or by franchisees, from one period to another. We present sales growth both in nominal terms and on a constant currency basis, which means the latter is calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from the analysis.

Foreign Currency Translation

The financial statements of our foreign operating subsidiaries are translated in accordance with guidance in ASC Topic 830, Foreign Currency Matters. See Note 3 to our consolidated financial statements incorporated by reference herein. Except for our Venezuelan operations, the functional currencies of our foreign operating subsidiaries are the local currencies of the countries in which we conduct our operations. Therefore, the assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rates as of the balance sheet date, and revenues and expenses are translated at the average exchange rates prevailing during the period. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. We record foreign currency exchange results related to monetary assets and liabilities denominated in currencies other than our functional currencies in our consolidated income statement.

Effective January 1, 2010, Venezuela is considered to be highly inflationary. Under U.S. GAAP, an economy is considered to be highly inflationary when its three-year cumulative rate of inflation meets or exceeds 100%. Under the highly inflationary basis of accounting, the financial statements of our Venezuelan subsidiaries are remeasured as if their functional currency were our reporting currency (U.S. dollars), with remeasurement gains and losses recognized in earnings, rather than in the cumulative translation adjustment component of other comprehensive loss within shareholders’ equity.

See Notes 21 and 27 to our consolidated financial statements incorporated by reference herein for details about our operations in Venezuela and about the devaluation announced by the Venezuelan government subsequent to December 31, 2012, respectively.

Factors Affecting Comparability of Results

Seasonality

Our sales and revenues are generally greater in the second half of the year than in the first half. Although the impact on our results of operations is relatively small, this impact is due to increased consumption of our products during the winter and summer holiday seasons, affecting July and December, respectively.

Critical Accounting Policies and Estimates

This management’s discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as related disclosures. On an ongoing basis, we evaluate our estimates and judgments based on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under varying assumptions or conditions.

We consider an accounting estimate to be critical if:

•
the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

•	the impact of the estimates and assumptions on our financial condition or operating performance is material.

We believe that of our significant accounting policies, the following encompass a higher degree of judgment and/or complexity:

Depreciation of Property and Equipment

Accounting for property and equipment involves the use of estimates for determining the useful lives of the assets over which they are to be depreciated. We believe that the estimates we make to determine an asset’s useful life are critical accounting estimates because they require our management to make estimates about technological evolution and competitive uses of assets. We depreciate property and equipment on a straight-line basis over their useful lives based on management’s estimates of the period over which these assets will generate revenue (not to exceed the lease term plus renewal options for leased property). The useful lives are estimated based on historical experience with similar assets, taking into account anticipated technological or other changes. We periodically review these lives relative to physical factors, economic considerations and industry trends. If there are changes in the planned use of property and equipment, or if technological changes occur more rapidly than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense or write-offs in future periods. No significant changes to useful lives have been recorded in the past. A significant change in the facts and circumstances that we relied upon in making our estimates may have a material impact on our operating results and financial condition.

Impairment of Long-Lived Assets and Goodwill

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We review goodwill for impairment annually in the fourth quarter. In assessing the recoverability of our long-lived assets and goodwill, we consider changes in economic conditions and make assumptions regarding, among other factors, estimated future cash flows by market and by restaurant, discount rates by country and the fair value of the assets. Estimates of future cash flows are highly subjective judgments based on our experience and knowledge of our operations. These estimates can be significantly impacted by many factors, including changes in global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends. A key assumption impacting estimated future cash flows is the estimated change in comparable sales.

In the fourth quarter of 2012, 2011 and 2010, we assessed all markets for impairment indicators. As a result of these assessments, we performed impairment testing of our long-lived assets in Mexico, Puerto Rico and Peru in each fiscal year, as well as in Aruba, Curaçao and the U.S. Virgin Islands of St. Croix and St. Thomas in fiscal year 2012 considering the recent operating losses we incurred in these markets (indicator of potential impairment). As a result of these analyses, no impairments were recorded for our operations in Peru in fiscal years 2011 and 2010 nor in Aruba, Curaçao or the U.S. Virgin Islands of St. Croix and St. Thomas in fiscal year 2012 since the estimates of undiscounted future cash flows for each restaurant in these markets or the fair market value exceeded its carrying value. However, we did record impairment charges associated with certain restaurants in Mexico, Puerto Rico and Peru (the latter only in 2012) with undiscounted future cash flows insufficient to recover their carrying value. The impairment charges were measured by the excess of the carrying amount of each restaurant over its fair value. The impairment charges amounted to $2.0 million, $1.7 million and $4.7 million in 2012, 2011 and 2010, respectively.

In the fourth quarter of each year, we also performed impairment testing of our goodwill. As a result of these analyses, in 2012 and 2011 we recorded impairment charges of the full amount of goodwill that had been generated in the acquisition of restaurants in Puerto Rico and St. Croix, respectively, amounting to $0.7 million in 2012 and $2.1 million in 2011. No impairments of goodwill were recognized in 2010.

If our estimates or underlying assumptions change in the future, we may be required to record additional impairment charges.

Share-Based Compensation

We have share-based compensation plans outstanding pursuant to which we granted liability awards to certain employees under a long-term incentive plan. The accrued liability is remeasured at the end of each reporting period until settlement. Effective December 31, 2010, we changed the method of measuring our liability awards from the intrinsic value method to a fair value method using the Black-Scholes model. At December 31, 2010, we considered the estimated initial public offering price per class A share ($16.50) in determining the fair value of the awards because in 2011 our Board of Directors decided that on a going forward basis the fair value would be based on that price instead of the formulas that had previously been used to value such awards. Beginning on April 14, 2011, the date of our initial public offering, we have considered the quoted market price per class A share in determining the fair value of the awards.

Accounting for our share-based compensation plans involves the use of estimates for determining: (a) the number of units that will vest based on the estimated completion of the requisite service period, and (b) the assumptions required by the closed-form pricing model (expected volatility, dividend yield, risk-free interest rate and expected term). All of these assumptions significantly impact the estimated fair value of the awards. We use historical data and estimates to determine these assumptions, and if these assumptions and/or the stock price change significantly in the future, our operating results and financial condition could be significantly impacted. See Note 16 to our consolidated financial statements incorporated by reference herein.

In March 2011, we adopted our Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of our business through an annual award program. The 2011 Plan permits grants of awards relating to our class A shares, including awards in the form of share (also referred to as stock) options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by our Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 5,238,235 class A shares, equal to 2.5% of our total outstanding class A and class B shares immediately following our initial public offering on April 14, 2011.

We made the annual grants for 2011 to certain of our executive officers and other employees on April 14, 2011, the first trading day of our class A shares on the NYSE. The grants included 231,455 restricted share units and 833,388 stock options that will vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. In addition, on April 14, 2011, we granted special awards to certain of our executive officers and other employees in connection with our initial public offering. The special grant included 782,137 restricted share units and 1,046,459 stock options that will vest one-third on each of the second, third and fourth anniversaries of the grant date. With respect to all of the grants made on April 14, 2011, each stock option represents the right to acquire one class A share at a strike price of $21.20 (the closing price on the date of grant), while each restricted share unit represents the right to receive one class A share, when vested.

On May 10, 2012, we made the grant of awards corresponding to fiscal year 2012 under the 2011 Plan. We granted to certain of our executive officers and other employees 211,169 restricted share units and 584,587 stock options. Both types of awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. Each stock option granted represents the right to acquire one class A share at a strike price of $14.35 (the closing price on the date of grant), while each restricted stock unit represents the right to receive one class A share when vested.

Restricted share units are measured at the grant-date fair value of our class A shares as if these shares were vested and issued on the grant date. Stock options are accounted for at their grant-date fair value. Fair value of stock options is calculated using the Black-Scholes option pricing model. This calculation is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables (expected volatility, dividend yield, risk-free interest rate and expected term). See Note 16 to our consolidated financial statements incorporated by reference herein.

Accounting for Income Taxes

We record a valuation allowance to reduce the carrying value of deferred tax assets if it is more likely than not that some portion or all of our deferred assets will not be realized. Our valuation allowance as of December 31,  2012, 2011 and 2010 amounted to $236.6 million, $223.8 million and $220.2 million, respectively. We have considered future taxable income and ongoing prudent and feasible tax strategies in assessing the need for the valuation allowance. This assessment is carried out on the basis of internal projections, which are updated to reflect our most recent operating trends, such as expiration date for tax losses carryforward. Because of the imprecision inherent in any forward-looking data, the further into the future our estimates cover, the less objectively verifiable they become. Therefore, we apply judgment to define the period of time to include projected future income to support the future realization of the tax benefit of an existing deductible temporary difference or carryforward and whether there is sufficient evidence to support the projections at a more-likely-than-not level for this period of time. Determining whether a valuation allowance for deferred tax assets is necessary often requires an extensive analysis of positive (e.g., a history of accurately projecting income) and negative evidence (e.g., historic operating losses)

regarding realization of the deferred tax assets and inherent in that, an assessment of the likelihood of sufficient future taxable income. During 2012, 2011 and 2010, we recognized a gain for the change in the valuation allowance amounting to $7.7 million, $21.0 million and $91.4 million, respectively, due to improvements in projected taxable income and a relative increase of positive evidence as compared to negative evidence due to the reversal of trends of historic operating losses in some markets. If these estimates and assumptions change in the future, we may be required to adjust the valuation allowance. This could result in a charge to, or an increase in, income in the period this determination is made.

Provision for Contingencies

We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. Accounting for contingencies involves the use of estimates for determining the probability of each contingency and the estimated amount to settle the obligation, including related costs. We accrue liabilities when it is probable that future costs will be incurred and the costs can be reasonably estimated. The accruals are based on all the information available at the issuance date of the financial statements, including our estimates of the outcomes of these matters and our lawyers’ experience in contesting, litigating and settling familiar matters. If we are unable to reliably measure the obligation, no provision is recorded and information is then presented in the notes to our consolidated financial statements. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs. Because of the inherent uncertainties in this estimation, actual expenditures may be different from the originally estimated amount recognized.

Results of Operations

We have based the following discussion on our consolidated financial statements. You should read it along with these financial statements, and it is qualified in its entirety by reference to them.

In a number of places in this prospectus supplement, in order to analyze changes in our business from period to period, we present our results of operations and financial condition on a constant currency basis, which isolates the effects of foreign exchange rates on our results of operations and financial condition. In particular, we have isolated the effects of appreciation and depreciation of local currencies in the Territories against the U.S. dollar because we believe that doing so is useful in understanding the development of our business. For these purposes, we eliminate the effect of movements in the exchange rates by converting the balances for both periods being compared from their local currencies to the U.S. dollar using the same exchange rate.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Set forth below are our results of operations for the years ended December 31, 2012 and 2011.

	For the Years Ended December 31,
	2012	2011	% Increase (Decrease)
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$3,634,371	$3,504,128	3.7%
Revenues from franchised restaurants	163,023	153,521	6.2
Total revenues	3,797,394	3,657,649	3.8
Company-operated restaurant expenses:
Food and paper	(1,269,146)	(1,216,141)	4.4
Payroll and employee benefits	(753,120)	(701,278)	7.4
Occupancy and other operating expenses	(984,004)	(918,102)	7.2
Royalty fees	(180,547)	(170,400)	6.0
Franchised restaurants – occupancy expenses	(56,057)	(51,396)	9.1
General and administrative expenses	(314,619)	(334,914)	(6.1)
Other operating expenses, net	(3,261)	(14,665)	(77.8)
Total operating costs and expenses	(3,560,754)	(3,406,896)	4.5
Operating income	236,640	250,753	(5.6)

	For the Years Ended December 31,
	2012	2011	% Increase (Decrease)
	(in thousands of U.S. dollars)
Net interest expense	(54,247)	(60,749)	(10.7)
Loss from derivative instruments	(891)	(9,237)	(90.4)
Foreign currency exchange results	(18,420)	(23,926)	(23.0)
Other non-operating (expenses) income, net	(2,119)	3,562	(159.5)
Income before income taxes	160,963	160,403	0.3
Income tax expense	(46,375)	(44,603)	4.0
Net income	114,588	115,800	(1.0)
Less: Net income attributable to non-controlling interests	(256)	(271)	(5.5)
Net income attributable to Arcos Dorados Holdings Inc.	114,332	115,529	(1.0)

Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in 2012 and 2011.

Systemwide Restaurants	For the Years Ended December 31,
	2012	2011
Systemwide restaurants at beginning of period	1,840	1,755
Restaurant openings	130	101
Restaurant closings	(22)	(16)
Systemwide restaurants at end of period	1,948	1,840

Company-operated Restaurants	For the Years Ended December 31,
	2012	2011
Company-operated restaurants at beginning of period	1,358	1,292
Restaurant openings	99	79
Restaurant closings	(16)	(15)
Net conversions of franchised restaurants to Company-operated restaurants	12	2
Company-operated restaurants at end of period	1,453	1,358

Franchised Restaurants	For the Years Ended December 31,
	2012	2011
Franchised restaurants at beginning of period	482	463
Restaurant openings	31	22
Restaurant closings	(6)	(1)
Net conversions of franchised restaurants to Company-operated restaurants	(12)	(2)
Franchised restaurants at end of period	495	482

Key Business Measures

We track our results of operations and manage our business by using three key business measures: comparable sales growth, average restaurant sales and sales growth. Unless otherwise stated, comparable sales growth, average restaurant sales and sales growth are presented on a systemwide basis.

Comparable Sales

For the Year Ended December 31, 2012
Arcos Dorados
Systemwide comparable sales growth	9.2%
Company-operated comparable sales growth	9.0
Franchised comparable sales growth	9.5

For the Year Ended December 31, 2012
Systemwide Comparable Sales Growth by Division
Brazil	5.2%
Caribbean division	2.6
NOLAD	4.4
SLAD	19.9

Company-operated Comparable Sales Growth by Division
Brazil	4.8%
Caribbean division	4.3
NOLAD	4.5
SLAD	18.4

Franchised Comparable Sales Growth by Division
Brazil	6.1%
Caribbean division	(2.1)
NOLAD	4.1
SLAD	26.1

Our comparable sales growth on a systemwide basis in 2012 was mainly driven by the increase in average check, which represented 89.8% of the increase in comparable sales. Average check growth resulted primarily from price increases. An increase in traffic caused 10.2% of the increase in comparable sales and was mainly driven by our value menu program.

Average Restaurant Sales

	For the Years Ended December 31,
	2012	2011
	(in thousands of U.S. dollars)
Systemwide average restaurant sales	$2,603	$2,648
Company-operated average restaurant sales	2,586	2,645
Franchised average restaurant sales	2,654	2,658

Our ARS decreased in 2012 because of the depreciation of most currencies in the Territories against the U.S. dollar, which was partially offset by comparable sales growth of 9.2%.

Sales Growth

	For the Year Ended December 31, 2012
	(in nominal terms)	(in constant currency)
Brazil	(4.6)%	11.4%
Caribbean division	—	2.0
NOLAD	5.9	9.9
SLAD	18.6	23.5
Total Systemwide Sales Growth	3.6	14.0

In nominal terms, sales growth increased during 2012 due to comparable sales growth of 9.2% and the net addition of 193 restaurants systemwide since January 1, 2011. We had 1,453 Company-operated restaurants and 495 franchised restaurants as of December 31, 2012, compared to 1,358 Company-operated restaurants and 482 franchised restaurants as of December 31, 2011. This was partially offset by the negative impact of the depreciation of most currencies in the Territories against the U.S. dollar.

Revenues

	For the Years Ended December 31,
	2012	2011	% Increase (Decrease)
	(in thousands of U.S. dollars)
Sales by Company-operated Restaurants
Brazil	$1,717,761	$1,811,390	(5.2)%
Caribbean division	262,449	254,251	3.2
NOLAD	364,588	336,004	8.5
SLAD	1,289,573	1,102,483	17.0
Total	3,634,371	3,504,128	3.7
Revenues from Franchised Restaurants
Brazil	$79,795	$79,434	0.5%
Caribbean division	11,018	13,450	(18.1)
NOLAD.	19,453	19,261	1.0
SLAD	52,757	41,376	27.5
Total	163,023	153,521	6.2
Total Revenues
Brazil	$1,797,556	$1,890,824	(4.9)%
Caribbean division	273,467	267,701	2.2
NOLAD	384,041	355,265	8.1
SLAD	1,342,330	1,143,859	17.4
Total	3,797,394	3,657,649	3.8

Sales by Company-operated Restaurants

Total sales by Company-operated restaurants increased by $130.2 million, or 3.7%, from $3,504.1 million in 2011 to $3,634.4 million in 2012. The 9.0% growth in comparable sales, 87.5% of which resulted from a higher average check and the rest of which resulted from increased traffic, caused sales to increase by $314.9 million. In addition, sales by Company-operated restaurants increased by $182.1 million as a result of 147 net restaurant openings and the conversion of 14 franchised restaurants into Company-operated restaurants since January 1, 2011. This was offset by $366.8 million as a result of the depreciation of most currencies in the Territories against the U.S. dollar.

In Brazil, sales by Company-operated restaurants decreased by $93.6 million, or 5.2%, to $1,717.8 million. The driver of the decrease was the depreciation of the real against the U.S. dollar, which caused sales to decrease by $290.1 million. In constant currency, sales increased by 10.8% mainly as a result of 79 net restaurant openings and the conversion of 1 franchised restaurant into a Company-operated restaurant since January 1, 2011, which contributed $110.1 million to the increase in sales in Brazil. In addition, 4.8% growth in comparable sales contributed $86.3 million to the increase. Average check growth represented 84.9% of comparable sales growth and the rest resulted from increased traffic. Average check growth resulted primarily from price increases, while the increase in traffic was primarily driven by our Big Pleasures, Small Prices value menu program.

In the Caribbean division, sales by Company-operated restaurants increased by $8.2 million, or 3.2%, to $262.4 million. The main driver of this increase was 4.3% growth in comparable sales, which represented $10.6 million. Average check was the driver of comparable sales growth and it resulted from price increases and the positive effect of changes in product mix. In addition, the net opening of 2 restaurants and the conversion of 3 franchised restaurants into Company-operated restaurants since January 1, 2011 contributed $4.5 million to the increase in sales. This was partially offset by the depreciation of the European euro, which is the local currency in several of our Territories in the Caribbean, against the U.S. dollar, which caused sales to decrease by $6.9 million.

In NOLAD, sales by Company-operated restaurants increased by $28.6 million, or 8.5%, to $364.6 million. This growth was mainly explained by 18 net restaurant openings and the conversion of 7 franchised restaurants into Company-operated restaurants since January 1, 2011, which resulted in a sales increase of $24.9 million. In addition, comparable sales growth of 4.5% caused sales to increase by $15.2 million. Increase in traffic, which represented 98.8% of comparable sales increase, resulted primarily from higher volumes in the dessert category in Mexico. This was partially offset by the depreciation of local currencies in 2012, which caused sales to decrease by $11.5 million.

In SLAD, sales by Company-operated restaurants increased by $187.1 million, or 17.0%, to $1,289.6 million. The 18.4% growth in comparable sales, which resulted primarily from a higher average check, caused sales to increase by $202.8 million due to price increases in line with or above inflation, mainly in Venezuela and Argentina. In addition, the net opening of 48 Company-operated restaurants and the conversion of 3 franchised restaurants into Company-operated restaurants since January 1, 2011 resulted in a sales increase of $42.6 million. This was partially offset by the depreciation of some currencies in the region against the U.S. dollar, which offset the increase in sales by $58.3 million.

Revenues from Franchised Restaurants

Our total revenues from franchised restaurants increased by $9.5 million, or 6.2%, from $153.5 million in 2011 to $163.0 million in 2012. The main contributors to this increase were comparable sales growth of 9.5%, which resulted in an increase in revenues of $15.8 million, and the net opening of 46 franchised restaurants since January 1, 2011, which was partially offset by the conversion of 14 franchised restaurants into Company-operated restaurants during the same period, which caused revenues from franchised restaurants to increase by $6.5 million. Increased rental income, as most of our franchise agreements provide for rent increases when sales increase, resulted in higher revenues from franchised restaurants of $2.9 million. In 2012, 71% and 29% of revenues from franchised restaurants were earned on the basis of a percentage of sales and on a flat fee basis, respectively. In 2011, 73% and 27% of revenues from franchised restaurants were earned on the basis of a percentage of sales and on a flat fee basis, respectively. The depreciation of most currencies in the Territories against the U.S. dollar offset the increase in revenues by $15.7 million.

In Brazil, revenues from franchised restaurants increased by $0.4 million, or 0.5%, to $79.8 million primarily as a result of 36 net franchised restaurant openings, which were partly offset by the conversion of 1 franchised restaurant into a Company-operated restaurant, since January 1, 2011, and comparable sales growth of 6.1%, which explained $5.8 million and $4.8 million of the increase, respectively. In addition, increased rental income resulted in increased revenues from franchised restaurants of $3.2 million. This was partially offset by the depreciation of the real against the U.S. dollar by $13.5 million.

In the Caribbean division, revenues from franchised restaurants decreased by $2.4 million, or 18.1%, to $11.0 million. This decrease is mainly explained by lower rent amounting to $1.3 million and the impact of the closing of 5 restaurants as well as the conversion of 3 franchised restaurants into Company-operated restaurants since January 1, 2011 of $0.8 million.

In NOLAD, revenues from franchised restaurants increased by $0.2 million, or 1.0%, to $19.5 million. This growth was a result of the 4.1% increase in comparable sales and 9 net franchised restaurant openings, partially offset by the conversion of 7 franchised restaurants into Company-operated restaurants, since January 1, 2011, which caused revenues from franchised restaurants to increase $0.7 million and $0.3 million, respectively. The depreciation of the Mexican peso against the U.S. dollar contributed to the decrease in revenues by $0.9 million.

In SLAD, revenues from franchised restaurants increased by $11.4 million, or 27.5%, to $52.8 million. This growth mainly resulted from a comparable sales growth of 26.1% ($10.5 million). In addition, the net openings of 6 restaurants partially offset by the conversion of 3 franchised restaurants into Company-operated restaurants since January 1, 2011 and higher rental income caused revenues to increase by $1.2 million and $1.0 million, respectively. The depreciation of some currencies in the region against the U.S. dollar represented a decrease in revenues of $1.3 million.

Operating Costs and Expenses

Food and Paper

Our total food and paper costs increased by $53.0 million, or 4.4%, to $1,269.1 million in 2012, as compared to 2011. As a percentage of our total sales by Company-operated restaurants, food and paper costs increased 0.2 percentage points to 34.9% primarily due to the depreciation of most currencies in the Territories against the U.S. dollar, as approximately 30% of our food and paper raw materials (excluding toys) and 100% of our Happy Meal toys are imported and paid for in U.S. dollars while our revenues are generated in local currencies.

In Brazil, food and paper costs decreased by $24.1 million, or 4.2%, to $551.4 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased 0.3 percentage points to 32.1%, primarily as a result of the depreciation of the Brazilian real against the U.S. dollar, as approximately 19% of food and paper costs are imported.

In the Caribbean division, food and paper costs increased by $2.9 million, or 3.4%, to $89.3 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs remained unchanged at 34 percentage points.

In NOLAD, food and paper costs increased by $10.2 million, or 7.2%, to $151.8 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased 0.5 percentage points to 41.6%, resulting primarily from average check increases higher than the increase in costs in Costa Rica and Panama coupled with efficiencies.

In SLAD, food and paper costs increased by $64.1 million, or 15.5%, to $476.6 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased 0.5 percentage points to 37.0%, mostly as a result of cost increases lower than the increase in the average check in Argentina and Venezuela.

Payroll and Employee Benefits

Our total payroll and employee benefits costs increased by $51.8 million, or 7.4%, to $753.1 million in 2012, as compared to 2011. As a percentage of our total sales by Company-operated restaurants, payroll and employee benefits costs increased 0.7 percentage points to 20.7%. This increase in payroll and employee benefits costs as a percentage of our total sales by Company-operated restaurants is mostly attributable to wage increases that outpaced our sales growth in several markets, which offset an increase in operational efficiency. Operational efficiency is defined as the number of transactions (receipts issued by cashiers) per crew hour.  Wages increased mostly due to government-mandated minimum wage increases in our major Territories.

In Brazil, payroll and employee benefits costs remained unchanged at $355.4 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased 1.1 percentage points to 20.7% as a result of the government-mandated minimum wage increases above average check growth. This was partially offset by an increase in operational efficiency.

In the Caribbean division, payroll and employee benefits costs decreased by $1.6 million, or 2.2%, to $70.2 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased 1.5 percentage points to 26.7% as a result of a reduction in overtime costs and the closing of 7 non-performing restaurants with higher than average payroll costs.

In NOLAD, payroll and employee benefits costs increased by $5.7 million, or 10.6%, to $59.1 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased 0.3 percentage points to 16.2% resulting from the average check increasing at a lower rate than wages in Panama and Costa Rica. This was partially offset by an increase in operational efficiency and the depreciation of the Mexican peso against the U.S. dollar, which contributed to a decrease in payroll costs of $2.0 million.

In SLAD, payroll and employee benefits costs increased by $47.8 million, or 21.7%, to $268.3 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits increased 0.8 percentage points to 20.8% as a result of salary increases higher than increases in our average check. This was partially offset by an increase in operational efficiency.

Occupancy and Other Operating Expenses

Our total occupancy and other operating expenses increased by $65.9 million, or 7.2%, to $984.0 million in 2012, as compared to 2011. As a percentage of our total sales by Company-operated restaurants, occupancy and other operating expenses increased 0.9 percentage points to 27.1% mainly due to an increase in depreciation and amortization as a result of the net openings in 2012 and higher outside services in some of the Territories.

In Brazil, occupancy and other operating expenses decreased by $9.6 million, or 1.9%, to $483.4 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased 0.9 percentage points to 28.1% mainly due to an increase in outside services.

In the Caribbean division, occupancy and other operating expenses increased by $3.0 million, or 4.2%, to $74.9 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased 0.3 percentage points to 28.5% as a result of an increase in depreciation expenses.

In NOLAD, occupancy and other operating expenses increased by $9.5 million, or 8.5%, to $120.7 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses remained unchanged at 33.1 percentage points.

In SLAD, occupancy and other operating expenses increased by $54.6 million, or 19.6%, to $332.7 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased 0.6 percentage points to 25.8% mainly due to higher outside services, maintenance and repair expenses and depreciation and amortization as a result of the net openings in 2012.

Royalty Fees

Our total royalty fees increased by $10.1 million, or 6.0%, to $180.5 million in 2012, as compared to 2011. As a percentage of sales, royalty fees increased 0.1 percentage points due to CIDE tax charges on royalty payments, as discussed below. This was partially offset by a partial relief granted by McDonald’s Corporation in Venezuela due to the economic environment prevailing in that country.

In Brazil, royalty fees increased by $3.9 million, or 4.4%, to $92.1 million in 2012, as compared to 2011, due to CIDE tax charges on royalty payments that we started to pay in 2012. In 2011, CIDE tax charges on royalty payments were recorded within “Other operating expenses, net” as part of the accrual of the provision for contingencies. CIDE is a Brazilian social contribution tax that applies to Brazilian entities that pay royalties to non-residents. Prior to 2011, we were not required to pay CIDE under the then-existing interpretations of Brazilian fiscal authorities. In 2011, there was a change in the interpretation of the Brazilian fiscal authorities, pursuant to which we decided to commence recognition of these charges.

In the Caribbean division, royalty fees increased by $0.6 million, or 4.6%, to $13.1 million in 2012, as compared to 2011, in line with the increase in sales by Company-operated restaurants.

In NOLAD, royalty fees increased by $1.3 million, or 8.3%, to $17.6 million in 2012, as compared to 2011, in line with the increase in sales by Company-operated restaurants.

In SLAD, royalty fees increased by $4.3 million, or 8.1%, to $57.8 million in 2012, as compared to 2011. As a percentage of sales by Company-operated restaurants, royalty fees decreased 0.4 percentage points to 4.5% due to the relief granted by McDonald’s Corporation in Venezuela.

Franchised Restaurants—Occupancy Expenses

Occupancy expenses from franchised restaurants increased by $4.7 million, or 9.1%, to $56.1 million in 2012, as compared to 2011, primarily due to higher depreciation expense as well as higher rent expenses for leased properties as a consequence of the increase in sales generated by franchised restaurants. This was partially offset by lower allowance for doubtful accounts in Puerto Rico in 2012  as compared to 2011 and the reversal of allowances in Chile and Mexico.

In Brazil, occupancy expenses from franchised restaurants increased by $4.3 million, or 15.1%, to $32.8 million in 2012, as compared to 2011, primarily due to CIDE tax charges on royalty payments, depreciation expense and increased rent expenses for leased properties as a consequence of the increase in sales from franchised restaurants.

In the Caribbean division, occupancy expenses from franchised restaurants decreased by $1.5 million, or 29.0%, to $3.7 million in 2012, as compared to 2011. This is mainly explained by the abovementioned lower allowance for doubtful accounts in Puerto Rico.

In NOLAD, occupancy expenses from franchised restaurants decreased by $0.3 million, or 2.7%, to $10.4 million in 2012, as compared to 2011, primarily from a partial reversal of allowances for doubtful accounts in Mexico.

In SLAD, occupancy expenses from franchised restaurants increased by $1.2 million, or 12.0%, to $11.7 million in 2012, as compared to 2011. This resulted from increased rent expenses for leased properties as a consequence of the increase in sales from franchised restaurants and higher depreciation expense, partially offset by the reversal of allowances for doubtful accounts in Chile.

Set forth below are the margins for our franchised restaurants in 2012, as compared to 2011. The margin for our franchised restaurants is expressed as a percentage and is equal to the difference between revenues from franchised restaurants and occupancy expenses from franchised restaurants, divided by revenues from franchised restaurants.

	For the Years Ended December 31,
	2012	2011
Brazil	58.9%	64.2%
Caribbean Division	66.8	61.7
NOLAD	46.4	44.3
SLAD	77.9	74.8
Total	65.6	66.5

General and Administrative Expenses

General and administrative expenses decreased by $20.3 million, or 6.1%, to $314.6 million in 2012, as compared to 2011. This decrease was mostly due to a decrease in the stock-based compensation expense as a consequence of the impact of the variation in our stock price from period to period, which decrease amounted to $30.9 million, and from the depreciation of most currencies in the Territories against the U.S. dollar, amounting to $28.3 million. This was partially offset by an increase in expenses resulting primarily from higher payroll costs amounting to $25.5 million, mainly due to salary increases linked to Argentina’s inflation and new hirings in Brazil due to the market expansion plan, higher professional services expenses amounting to $14.9 million, due to our ongoing systems integration and shared service center implementation throughout the region, and higher occupancy expenses amounting to $4.6 million.

In Brazil, general and administrative expenses decreased by $4.6 million, or 4.7%, to $92.9 million in 2012, as compared to 2011. The decrease resulted primarily from the depreciation of the real against the U.S. dollar amounting to $15.2 million. The increase in local currency is a consequence of higher payroll costs as a result of salary increases and the hiring of employees to fill new positions, most of which are related to our expansion plan and higher professional services, which totaled $6.9 million and $3.3 million, respectively.

In the Caribbean division, general and administrative expenses increased by $0.5 million, or 2.2%, to $23.0 million in 2012, as compared to 2011. This increase was mostly due to higher payroll cost, which explained $1.7 million. In addition, the depreciation of the European euro against the U.S. dollar and lower travel expenses contributed $0.5 million and $0.5 million to the decrease in expenses, respectively.

In NOLAD, general and administrative expenses decreased by $3.5 million, or 12.6%, to $24.5 million in 2012, as compared to 2011. This decrease was mostly due to lower payroll costs, which explained $1.5 million. In addition, the depreciation of the local currency in Mexico against the U.S. dollar contributed to a decrease in general and administrative expenses of $1.3 million.

In SLAD, general and administrative expenses increased by $1.7 million, or 2.5%, to $70.0 million in 2012, as compared to 2011, primarily as a result of higher payroll costs, mainly in Argentina and Venezuela, countries that have inflation levels above the rest of the countries in the region, which explained $5.2 million. This was partially offset mainly by lower professional services and the depreciation of some local currencies in the region against the U.S. dollar, which caused general and administrative expenses to decrease by $1.5 million and $1.9 million, respectively.

General and administrative expenses for Corporate and others decreased by $14.4 million, or 12.1%, to $104.2 million in 2012, as compared to 2011. This decrease was mostly due to a decrease in stock-based compensation expense of $30.9 million as a consequence of the variation in our stock price from period to period and the depreciation of most local currencies in the Territories against the U.S. dollar, which explained $9.3 million. This was partially offset by higher payroll costs due to salary increase linked to Argentina’s inflation, as our corporate headquarters are located in Argentina, amounting to $13.1 million and higher professional services expenses related to our ongoing systems integration and shared service center implementation throughout the region, which increased by $12.9 million.

Other Operating Expenses, Net

Other operating expenses, net decreased by $11.4 million, to $3.3 million in 2012, as compared to 2011. This decrease was primarily attributable to the recovery of Brazilian tax credits in 2012 totaling $12.0 million.

Operating Income

	For the Years Ended December 31,
	2012	2011	% Increase (Decrease)
	(in thousands of U.S. dollars)
Brazil	$193,339	$246,926	(21.7)%
Caribbean division	(5,020)	(5,244)	4.3
NOLAD	(5,557)	(8,709)	36.2
SLAD	120,536	99,813	20.8
Corporate and others and purchase price allocation	(66,658)	(82,033)	18.7
Total	236,640	250,753	(5.6)

Operating income decreased by $14.1 million, or 5.6%, to $236.6 million in 2012, as compared to 2011.

Net Interest Expense

Net interest expense decreased by $6.5 million, or 10.7%, to $54.2 million in 2012, as compared to 2011, mainly due to the losses incurred in 2011 in connection with the partial redemption of the 2019 notes totaling $13.9 million, lower accrued interest in 2012 for $5.8 million as a consequence of this redemption, and lower other net interest charges in 2012 for $5.7 million. This was partially offset by an increase in interest expense of $18.9 million as a result of the issuances of the 2016 notes in April 2012 and July 2011.

Loss from Derivative Instruments

Loss from derivative instruments decreased by $8.3 million, or 90.4%, to $0.9 million in 2012, as compared to 2011, primarily due to the unwinding of our cross-currency interest rate swaps and mirror swaps in July 2011 ($9.7 million).

Foreign Currency Exchange Results

Foreign currency exchange results decreased by $5.5 million, to a $18.4 million loss in 2012, as compared to 2011. This was mainly a consequence of the decreased depreciation of the Brazilian real against the U.S. dollar as well as to decreased exposure to foreign currency exchange risk in 2012 when compared to 2011, partially offset by higher losses incurred in the acquisition of U.S. dollars in Venezuela.

Other Non-Operating Income (Expenses), Net

Other non-operating income (expenses), net worsened by $5.7 million to a $2.1 million loss in 2012, as compared to 2011, primarily because in 2011 we recorded a gain as a result of the monetary actualization of certain tax credits in Brazil.

Income Tax Expense

Income tax expense increased by $1.8 million, from $44.6 million in 2011 to $46.4 million in 2012. Our consolidated effective tax rate increased by 1 percentage point to 28.8% in 2012, as compared to 2011, mainly as a result of a higher weighted-average statutory income tax rate ($4.8 million), a lower recovery of valuation allowances over deferred tax assets ($13.3 million) and a lower goodwill tax deduction in Brazil ($2.9 million) in 2012 when compared to 2011, partially offset by lower withholding income taxes on intercompany transactions ($5.6 million), lower non-deductible expenses ($6.5 million) and higher deductions related to permanent tax inflation adjustments ($7.5 million) in 2012 when compared to 2011.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests for 2012 remained unchanged at $0.3 million when compared to 2011.

Net Income Attributable to Arcos Dorados Holdings Inc.

As a result of the foregoing, net income attributable to Arcos Dorados Holdings Inc. decreased by $1.2 million, or 1.0%, to $114.3 million in 2012, as compared to 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Set forth below are our results of operations for the years ended December 31, 2011 and 2010.

	For the Years Ended December 31,
	2011	2010	% Increase (Decrease)
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$3,504,128	$2,894,466	21.1%
Revenues from franchised restaurants	153,521	123,652	24.2
Total revenues	3,657,649	3,018,118	21.2
Company-operated restaurant expenses:
Food and paper	(1,216,141)	(1,023,464)	18.8
Payroll and employee benefits	(701,278)	(569,084)	23.2
Occupancy and other operating expenses	(918,102)	(765,777)	19.9
Royalty fees	(170,400)	(140,973)	20.9
Franchised restaurants – occupancy expenses	(51,396)	(37,634)	36.6
General and administrative expenses	(334,914)	(254,165)	31.8
Other operating expenses, net	(14,665)	(22,464)	(34.7)
Total operating costs and expenses	(3,406,896)	(2,813,561)	21.1
Operating income	250,753	204,557	22.6
Net interest expense	(60,749)	(41,613)	46.0
Loss from derivative instruments	(9,237)	(32,809)	(71.8)
Foreign currency exchange results	(23,926)	3,237	(839.1)
Other non-operating income (expenses), net	3,562	(23,630)	115.1
Income before income taxes	160,403	109,742	46.2
Income tax expense	(44,603)	(3,450)	1,192.8
Net income	115,800	106,292	8.9
Less: Net income attributable to non-controlling interests	(271)	(271)	—
Net income attributable to Arcos Dorados Holdings Inc.	115,529	106,021	9.0

Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in 2011 and 2010.

Systemwide Restaurants	For the Years Ended December 31,
	2011	2010
Systemwide restaurants at beginning of period	1,755	1,680
Restaurant openings	101	85
Restaurant closings	(16)	(10)
Systemwide restaurants at end of period	1,840	1,755

Company-operated Restaurants	For the Years Ended December 31,
	2011	2010
Company-operated restaurants at beginning of period	1,292	1,226
Restaurant openings	79	63
Restaurant closings	(15)	(9)
Net conversions of franchised restaurants to Company-operated restaurants	2	12
Company-operated restaurants at end of period	1,358	1,292

Franchised Restaurants	For the Years Ended December 31,
	2011	2010
Franchised restaurants at beginning of period	463	454
Restaurant openings	22	22
Restaurant closings	(1)	(1)
Net conversions of franchised restaurants to Company-operated restaurants	(2)	(12)
Franchised restaurants at end of period	482	463

Key Business Measures

We track our results of operations and manage our business by using three key business measures: comparable sales growth, average restaurant sales and sales growth. Unless otherwise stated, comparable sales growth, average restaurant sales and sales growth are presented on a systemwide basis.

Comparable Sales

For the Year Ended December 31, 2011
Arcos Dorados
Systemwide comparable sales growth	13.7%
Company-operated comparable sales growth	13.4
Franchised comparable sales growth	14.5

Systemwide Comparable Sales Growth by Division
Brazil	9.3%
Caribbean division	(0.6)
NOLAD	8.5
SLAD	29.6

Company-operated Comparable Sales Growth by Division
Brazil	8.5%
Caribbean division	(0.6)
NOLAD	8.4
SLAD	28.1

Franchised Comparable Sales Growth by Division
Brazil	11.5%
Caribbean division	(0.6)
NOLAD	8.8
SLAD	36.1

Our comparable sales growth on a systemwide basis in 2011 was mainly driven by the increase in average check, which represented 81.9% of the increase in comparable sales. Average check growth resulted primarily from price increases in line with or above inflation in our major markets and a shift in product mix in NOLAD. An increase in traffic caused 18.1% of the increase in comparable sales and was mainly driven by the increase in private consumption in the region coupled with our successful value menu program.

Average Restaurant Sales

	For the Years Ended December 31,
	2011	2010
	(in thousands of U.S. dollars)
Systemwide average restaurant sales	$2,648	$2,288
Company-operated average restaurant sales	2,645	2,299
Franchised average restaurant sales	2,658	2,257

Our ARS improved in 2011 because of comparable sales growth of 13.7% and the appreciation of most currencies in the Territories against the U.S. dollar.

Sales Growth

	For the Year Ended December 31, 2011
	(in nominal terms)	(in constant currency)
Brazil	19.2%	13.6%
Caribbean division	1.4	0.2
NOLAD	14.9	12.8
SLAD	34.5	32.8
Total Systemwide Sales Growth	21.1	17.3

In nominal terms, sales growth increased during 2011 due to comparable sales growth of 13.7%, the positive impact of the appreciation of most currencies in the Territories against the U.S. dollar and the net addition of 160 restaurants systemwide since January 1, 2010. We had 1,358 Company-operated restaurants and 482 franchised restaurants as of December 31, 2011, compared to 1,292 Company-operated restaurants and 463 franchised restaurants as of December 31, 2010.

Revenues

	For the Years Ended December 31,
	2011	2010	% Increase (Decrease)
	(in thousands of U.S. dollars)
Sales by Company-operated Restaurants
Brazil	$1,811,390	$1,531,386	18.3%
Caribbean division	254,251	248,470	2.3
NOLAD	336,004	287,920	16.7
SLAD	1,102,483	826,690	33.4
Total	3,504,128	2,894,466	21.1
Revenues from Franchised Restaurants
Brazil	$79,434	$64,185	23.8%
Caribbean division	13,450	12,147	10.7
NOLAD.	19,261	17,097	12.7
SLAD	41,376	30,223	36.9
Total	153,521	123,652	24.2
Total Revenues
Brazil	$1,890,824	$1,595,571	18.5%
Caribbean division	267,701	260,617	2.7
NOLAD	355,265	305,017	16.5
SLAD	1,143,859	856,913	33.5
Total	3,657,649	3,018,118	21.2

Sales by Company-operated Restaurants

Total sales by Company-operated restaurants increased by $609.7 million, or 21.1%, from $2,894.5 million in 2010 to $3,504.1 million in 2011. The 13.4% growth in comparable sales, 81.9% of which resulted from a higher average check and the rest of which resulted from increased traffic, caused sales to increase by $386.3 million. In addition, sales by Company-operated restaurants increased by $121.1 million as a result of 118 net restaurant openings and the conversion of 14 franchised restaurants into Company-operated restaurants since January 1, 2010, and by $102.3 million as a result of the appreciation of most currencies in the Territories against the U.S. dollar.

In Brazil, sales by Company-operated restaurants increased by $280.0 million, or 18.3%, to $1,811.4 million. The main causes of this growth were the 8.5% growth in comparable sales and the appreciation of the real against the U.S. dollar, which represented $129.3 million and $85.6 million of the increase, respectively. Average check growth represented 89.1% of comparable sales growth and the rest resulted from increased traffic. Average check growth resulted primarily from price increases above inflation during the twelve months ended December 31, 2011, while the increase in traffic was primarily driven by our Big Pleasures, Small Prices value menu program. Fifty-five net restaurant openings and the conversion of one franchised restaurant into a Company-operated restaurant since January 1, 2010 contributed $65.1 million to the increase in sales in Brazil.

In the Caribbean division, sales by Company-operated restaurants increased by $5.8 million, or 2.3%, to $254.3 million. The main driver of this growth was the appreciation of the European euro, which is the local currency in several of our Territories in the Caribbean, against the U.S. dollar, which caused sales to increase by $4.2 million. The opening of three Company-operated restaurants contributed $3.0 million to the increase in sales. This was partially offset by a $1.4 million decrease due to 0.6% lower comparable sales. A decrease in the average check due to changes in product mix and lower traffic were the drivers of negative comparable sales growth.

In NOLAD, sales by Company-operated restaurants increased by $48.1 million, or 16.7%, to $336.0 million. This growth was mainly explained by comparable sales growth of 8.4%, which caused sales to increase by $23.9 million. Average check growth, which represented 76.9% of comparable sales increase, resulted primarily from changes in product mix in Mexico, Costa Rica and Panama. In addition, 18 net restaurant openings and the conversion of seven franchised restaurants into Company-operated restaurants since January 1, 2010 resulted in a sales increase of $17.4 million. On top of that, the appreciation of local currencies in Mexico and Costa Rica contributed $6.9 million to the increase in sales.

In SLAD, sales by Company-operated restaurants increased by $275.8 million, or 33.4%, to $1,102.5 million. The 28.1% growth in comparable sales, 81.3% of which resulted from a higher average check and the rest of which resulted from increased traffic, caused sales to increase by $234.6 million. The average check increased due to price increases in line with or above inflation, mainly in Venezuela, Argentina and Colombia. Traffic growth was primarily driven by the successful performance of premium sandwiches like the CBO (chicken, bacon and onion) in Argentina, bone-in-chicken in Peru and the Angus burger in several markets, coupled with an aggressive marketing strategy in Colombia. In addition, the opening of 42 Company-operated restaurants and the conversion of six franchised restaurants into Company-operated restaurants since January 1, 2010 resulted in sales increase of $35.6 million. On top of that, the appreciation of most currencies in the region against the U.S. dollar contributed $5.6 million to the increase in sales.

Revenues from Franchised Restaurants

Our total revenues from franchised restaurants increased by $29.9 million, or 24.2%, from $123.7 million in 2010 to $153.5 million in 2011. The main contributors to this increase were comparable sales growth of 14.5% and the appreciation of most currencies in the Territories against the U.S. dollar, which resulted in an increase in revenues of $19.2 million and $6.1 million, respectively. In addition, the net opening of 42 franchised restaurants since January 1, 2010, which was partially offset by the conversion of 14 franchised restaurants into Company-operated restaurants during the same period, caused revenues from franchised restaurants to increase $2.5 million. Increased rental income, as most of our franchise agreements provide for rent increases when sales increase, resulted in higher revenues from franchised restaurants of $2.1 million. In 2011 and 2010, 73% and 27% of revenues from franchised restaurants were earned on the basis of a percentage of sales and on a flat fee basis, respectively.

In Brazil, revenues from franchised restaurants increased by $15.2 million, or 23.8%, to $79.4 million primarily as a result of comparable sales growth of 11.5% and the appreciation of the real against the U.S. dollar, which explained $7.3 million and $3.8 million of the increase, respectively. In addition, 29 net franchised restaurant openings, which were partly offset by the conversion of one franchised restaurant into a Company-operated restaurant, since January 1, 2010, contributed $3.0 million of the increase. Increased rental income resulted in increased revenues from franchised restaurants of $1.2 million.

In the Caribbean division, revenues from franchised restaurants increased by $1.3 million, or 10.7%, to $13.5 million. This increase is mainly explained by a retroactive rent adjustment.

In NOLAD, revenues from franchised restaurants increased by $2.2 million, or 12.7%, to $19.3 million. This growth was a result of the 8.8% increase in comparable sales and 10 net franchised restaurant openings, partially offset by the conversion of 7 franchised restaurants into Company-operated restaurants, since January 1, 2010, which caused revenues from franchised restaurants to increase $1.5 million and $0.2 million, respectively. In addition, the appreciation of the Mexican peso against the U.S. dollar and an increase in rental income contributed $0.2 million and $0.3 million of the increase, respectively.

In SLAD, revenues from franchised restaurants increased by $11.2 million, or 36.9%, to $41.4 million. This growth resulted from a comparable sales growth of 36.1% and the appreciation of most currencies in the region against the U.S. dollar, which explained $10.5 million and $2.1 million of the increase, respectively. Revenues were negatively impacted by the conversion of six franchised restaurants into Company-operated restaurants, partly offset by four franchised restaurant openings since January 1, 2010 and lower rental income, which represented a decrease in revenues of $0.7 million and $0.7 million, respectively.

Operating Costs and Expenses

Food and Paper

Our total food and paper costs increased by $192.7 million, or 18.8%, to $1,216.1 million in 2011, as compared to 2010. As a percentage of our total sales by Company-operated restaurants, food and paper costs decreased 0.7 percentage points to 34.7% because we were able to increase prices at a higher rate than that at which our food and paper costs increased, despite pressure on commodity prices. In addition, the appreciation of most currencies in the Territories against the U.S. dollar helped to contain food and paper costs as a percentage of total sales by Company-operated restaurants, as approximately 25% of our food and paper raw materials (excluding toys) and 100% of our Happy Meal toys are imported and paid for in U.S. dollars while our revenues are generated in local currencies.

In Brazil, food and paper costs increased by $69.0 million, or 13.6%, to $575.5 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased 1.3 percentage points to 31.8%, primarily as a result of the appreciation of the Brazilian real against the U.S. dollar and our ability to increase prices at a higher rate than that at which our food and paper costs increased.

In the Caribbean division, food and paper costs increased by $5.0 million, or 6.1%, to $86.4 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased 1.2 percentage points to 34.0% mainly as a consequence of the increased weight of promotional items within the product mix, and cost increases higher than the increase in our average check in Puerto Rico.

In NOLAD, food and paper costs increased by $21.5 million, or 17.9%, to $141.6 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased 0.4 percentage points to 42.1%, resulting primarily from cost increases higher than the increase in the average check in Mexico and Costa Rica.

In SLAD, food and paper costs increased by $99.9 million, or 32.0%, to $412.5 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased 0.4 percentage points to 37.4%, mostly as a result of cost increases lower than the increase in the average check in Argentina and Venezuela.

Payroll and Employee Benefits

Our total payroll and employee benefits costs increased by $132.2 million, or 23.2%, to $701.3 million in 2011, as compared to 2010. As a percentage of our total sales by Company-operated restaurants, payroll and employee benefits costs increased 0.4 percentage points to 20.0%. This increase in payroll and employee benefits costs as a percentage of our total sales by Company-operated restaurants is mostly attributable to wage increases that outpaced our sales growth in several markets, which offset an increase in operational efficiency. Wages increased mostly due to government-mandated minimum wage increases in our major Territories.

In Brazil, payroll and employee benefits costs increased by $65.7 million, or 22.7%, to $355.4 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased 0.7 percentage points to 19.6% because we increased both the hourly rate for our night crew to improve staffing levels during that shift and the number of crew employees who are being trained in preparation for the expansion plans we have in that market. In addition, government-mandated minimum wage increases contributed to the increase in payroll and employee benefits expenses. These factors were partially offset by an increase in operational efficiency.

In the Caribbean division, payroll and employee benefits costs increased by $4.1 million, or 6.0%, to $71.8 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased 1.0 percentage points to 28.2% due to an increase in the minimum wage due to a general collective agreement in Guadeloupe and Martinique and because salaries increased more than our average check in Puerto Rico.

In NOLAD, payroll and employee benefits costs increased by $7.4 million, or 16.1%, to $53.5 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased 0.1 percentage points to 15.9% due to an increase in operational efficiency and the average check increasing at a higher rate than wages in Mexico.

In SLAD, payroll and employee benefits costs increased by $55.0 million, or 33.2%, to $220.6 million, in line with the increase in sales. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits remained unchanged at 20.0% when compared to 2010.

Occupancy and Other Operating Expenses

Our total occupancy and other operating expenses increased by $152.3 million, or 19.9%, to $918.1 million in 2011, as compared to 2010. As a percentage of our total sales by Company-operated restaurants, occupancy and other operating expenses decreased 0.3 percentage points to 26.2% mainly because sales volumes increased while a portion of these expenses are fixed.

In Brazil, occupancy and other operating expenses increased by $71.4 million, or 16.9%, to $493.0 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased 0.3 percentage points to 27.2% mainly because sales volumes increased while a portion of these expenses are fixed.

In the Caribbean division, occupancy and other operating expenses increased by $9.1 million, or 14.5%, to $71.9 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased 3.0 percentage points to 28.3% as a result of higher utility and maintenance expenses, mainly in Puerto Rico, and start-up costs derived from the opening of the first three restaurants in Trinidad and Tobago.

In NOLAD, occupancy and other operating expenses increased by $15.0 million, or 15.6%, to $111.2 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased 0.3 percentage points to 33.1% mainly as a consequence of lower advertising expenses and efficiencies in utility expenses in Mexico.

In SLAD, occupancy and other operating expenses increased by $66.3 million, or 31.3%, to $278.2 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased 0.4 percentage points to 25.2% due to efficiencies in utility and maintenance expenses in several of SLAD’s territories.

Royalty Fees

Our total royalty fees increased by $29.4 million, or 20.9%, to $170.4 million in 2011, as compared to 2010, in line with the increase in our sales by Company-operated restaurants.

In Brazil, royalty fees increased by $13.1 million, or 17.5%, to $88.2 million in 2011, as compared to 2010, in line with the increase in sales by Company-operated restaurants.

In the Caribbean division, royalty fees increased by $0.3 million, or 2.5%, to $12.5 million in 2011, as compared to 2010, in line with the increase in sales by Company-operated restaurants.

In NOLAD, royalty fees increased by $2.4 million, or 17.2%, to $16.2 million in 2011, as compared to 2010, in line with the increase in sales by Company-operated restaurants.

In SLAD, royalty fees increased by $13.6 million, or 34.2%, to $53.5 million in 2011, as compared to 2010, in line with the increase in sales by Company-operated restaurants.

Franchised Restaurants—Occupancy Expenses

Occupancy expenses from franchised restaurants increased by $13.8 million, or 36.6%, to $51.4 million in 2011, as compared to 2010, primarily due higher depreciation expense as well as higher rent expenses for leased properties as a consequence of the increase in sales generated by franchised restaurants. In addition, in 2011, we recorded an allowance for doubtful accounts in Puerto Rico.

In Brazil, occupancy expenses from franchised restaurants increased by $4.4 million, or 18.1%, to $28.5 million in 2011, as compared to 2010, primarily due to increased rent expenses for leased properties as a consequence of the increase in sales from franchised restaurants.

In the Caribbean division, occupancy expenses from franchised restaurants increased by $1.7 million, or 47.9%, to $5.1 million in 2011, as compared to 2010. This is mainly explained by the abovementioned allowance for doubtful accounts in Puerto Rico.

In NOLAD, occupancy expenses from franchised restaurants increased by $0.7 million, or 7.1%, to $10.7 million in 2011, as compared to 2010, primarily from increased rent expenses for leased properties as a consequence of the increase in sales from franchised restaurants.

In SLAD, occupancy expenses from franchised restaurants increased by $2.8 million, or 37.3%, to $10.4 million in 2011, as compared to 2010. This resulted from increased rent expenses for leased properties as a consequence of the increase in sales from franchised restaurants.

Set forth below are the margins for our franchised restaurants in 2011, as compared to 2010. The margin for our franchised restaurants is expressed as a percentage and is equal to the difference between revenues from franchised restaurants and occupancy expenses from franchised restaurants, divided by revenues from franchised restaurants.

	For the Years Ended December 31,
	2011	2010
Brazil	64.2%	62.4%
Caribbean Division	61.7	71.4
NOLAD	44.3	41.4
SLAD	74.8	74.9
Total	66.5	69.6

General and Administrative Expenses

General and administrative expenses increased by $80.7 million, or 31.8%, to $334.9 million in 2011, as compared to 2010. This increase was a consequence of higher travel and professional services expenses due to our ongoing systems integration and shared service center implementation throughout the region and higher payroll expenses as a result of higher stock-based compensation expenses, which increased by $20.9 million and $7.3 million, respectively. In addition, $30.8 million of the increase is explained by salary increases and the hiring of employees to fill new positions in expectation of continued growth.

In Brazil, general and administrative expenses increased by $22.7 million, or 30.4%, to $97.6 million in 2011, as compared to 2010. This increase resulted primarily from higher travel and professional services related to tax planning projects amounting to $6.6 million and higher payroll costs of $6.2 million as a result of salary increases and the hiring of employees to fill new positions, most of which related to our expansion plan in that market. In addition, the appreciation of the real against the U.S. dollar contributed to an increase of $4.6 million.

In the Caribbean division, general and administrative expenses increased by $1.7 million, or 8.3%, to $22.5 million in 2011, as compared to 2010. This increase was mostly due to a $0.6 million increase in travel expenses as a consequence of the initiation of operations in Trinidad and Tobago. In addition, the appreciation of the European euro against the U.S. dollar in the French West Indies resulted in an increase in expenses of $0.3 million.

In NOLAD, general and administrative expenses increased by $1.6 million, or 5.9%, to $28.0 million in 2011, as compared to 2010. This increase was mostly due to higher travel expenses and payroll costs as a result of salary increases of $1.2 million. In addition, the appreciation of the local currencies in Mexico and Costa Rica contributed to an increase of $0.5 million.

In SLAD, general and administrative expenses increased by $14.3 million, or 26.5%, to $68.3 million in 2011, as compared to 2010, primarily as a result of an increase in payroll and travel expenses by $6.5 million, mainly in Argentina and Venezuela, countries that have inflation levels above those of the rest of the countries in the region coupled with the devaluation of currencies well below inflation levels. In addition, hirings, mainly in Colombia due to our expansion plan in that market, caused an increase in general and administrative expenses of $1.0 million; and higher variable compensation accrual due to better results caused an increase in general and administrative expenses of $2.6 million. Lastly, the appreciation of some local currencies in the region against the U.S. dollar also contributed $1.5 million to the increase.

General and administrative expenses for Corporate and others increased by $40.4 million, or 51.7%, to $118.6 million in 2011, as compared to 2010. This increase was mostly due to increases in payroll expenses and professional services expenses related to our ongoing systems integration and shared service center implementation throughout the region by $21.4 million, an increase in payroll expenses of $2.6 million due to the hiring of employees, salary increases linked to Argentina’s inflation, as our corporate headquarters are located in Argentina, amounting to $3.0 million, and an increase in stock-based compensation expenses of $7.3 million.

Other Operating Expenses, Net

Other operating expenses, net decreased by $7.8 million, to $14.7 million in 2011, as compared to 2010. This decrease was primarily attributable to a lower compensation expense related to the award right granted to our CEO amounting to $14.2 million, partially offset by a higher net charge for contingencies amounting to $7.0 million. In 2011, there was an increase in the provision for contingencies of $12.4 million driven by a change in the interpretation of the Brazilian fiscal authorities regarding CIDE taxes on royalty payments in Brazil as from January 1, 2011, on an ongoing basis.

Operating Income

	For the Years Ended December 31,
	2011	2010	% Increase (Decrease)
	(in thousands of U.S. dollars)
Brazil	$246,926	$208,102	18.7%
Caribbean division	(5,244)	11,189	(146.9)
NOLAD	(8,709)	(16,718)	47.9
SLAD	99,813	66,288	50.6
Corporate and others and purchase price allocation	(82,033)	(64,304)	(27.6)
Total	250,753	204,557	22.6

Operating income increased by $46.2 million, or 22.6%, to $250.8 million in 2011, as compared to 2010.

Net Interest Expense

Net interest expense increased by $19.1 million, or 46.0%, to $60.7 million in 2011, as compared to 2010, mainly due to the losses incurred in 2011 in connection with the partial redemption of the 2019 notes totaling $13.9 million, and the net increase in our long-term debt as a result of the issuance of the 2016 notes, which resulted in higher net interest expenses of $5.4 million.

Loss from Derivative Instruments

Loss from derivative instruments decreased by $23.6 million, or 71.8%, to $9.2 million in 2011, as compared to 2010, primarily due to the unwinding of our cross-currency interest rate swaps in July 2011 ($19.7 million).

Foreign Currency Exchange Results

Foreign currency exchange results decreased by $27.2 million, to a $23.9 million loss in 2011, as compared to 2010. This was mainly a consequence of the depreciation of the Brazilian real against the U.S. dollar in 2011 when compared to an appreciation in 2010, which impacted foreign exchange results by $20.7 million. In 2011 and 2010, we incurred a foreign exchange loss of $7.9 million and a foreign exchange gain of $3.3 million, respectively, as a result of an intercompany debt in Brazil denominated in U.S. dollars. In addition, in 2011 we incurred a foreign exchange net loss amounting to $9.3 million as a result of an intercompany receivable denominated in Brazilian reais held by our subsidiary, Arcos Dorados B.V., partially offset by the 2016 notes issued in July 2011. Foreign exchange results were also impacted by changes in exchange rates in other countries of $6.5 million.

Other Non-Operating Income (Expenses), Net

Other non-operating income (expenses), net improved by $ 27.2 million to a $3.6 million gain in 2011, as compared to 2010, primarily because in 2010 we incurred a loss of $22.5 million due to an agreement reached with McDonald’s Corporation in connection with the indemnification of certain disputes with Brazilian tax authorities that were included in an amnesty program, and also because in 2011 we recorded a $7.6 million gain as a result of the monetary actualization of certain tax credits in Brazil.

Income Tax Expense

Income tax expense increased by $41.2 million, from $3.5 million in 2010 to $44.6 million in 2011. Our consolidated effective tax rate increased by 24.7 percentage points to 27.8% in 2011, as compared to 2010, as a result of a lower reversal of the valuation allowance related to our deferred tax assets in 2011 when compared to 2010 ($70.5 million), partially offset by (i) the deduction of goodwill in Brazil in 2011 as a result of the reorganization completed in November 2010 ($21.6 million) and (ii) lower non-deductible expenses in 2011 when compared to 2010 ($2.8 million).

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests for 2011 remained unchanged at $0.3 million when compared to 2010.

Net Income Attributable to Arcos Dorados Holdings Inc.

As a result of the foregoing, net income attributable to Arcos Dorados Holdings Inc. increased by $9.5 million, or 9.0%, to $115.5 million in 2011, as compared to 2010.

Liquidity and Capital Resources

Our financial condition and liquidity is and will continue to be influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	the level of our outstanding indebtedness and the interest we pay on this indebtedness;

•	our dividend policy;

•	changes in exchange rates which will impact our generation of cash flows from operations when measured in U.S. dollars; and

•	our capital expenditure requirements.

Under the MFAs, we are required to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period during the term of the MFAs. The restaurant opening plan specifies the number and type of new restaurants to be opened in the Territories during the applicable three-year period, while the reinvestment plan specifies the amount we must spend reimaging or upgrading restaurants during the applicable three-year period. As part of the reinvestment plan with respect to the three-year period that commenced on January 1, 2011, we must reinvest an aggregate of at least $60 million per year in the Territories. In addition, we have committed to open no less than 250 new restaurants during the current three-year restaurant opening plan. We estimate that the cost to comply with our restaurant opening commitments under the MFAs from 2011 to 2013 will be between $175 million and $385 million, depending on, among other factors, the type and location of restaurants we open. We expect to fund these commitments using cash flow from operations and possible future debt and/or equity financings.

Our management believes that our sources of liquidity and capital resources, including working capital, are adequate for our present requirements and business operations and will be adequate to satisfy our presently anticipated requirements during at least the next twelve months for working capital, capital expenditures and other corporate needs.

Overview

Net cash provided by operations was $230.1 million in 2012, compared to $261.6 million in 2011. Our investing activities program decreased by $13.7 million in 2012 to $306.4 million. Cash provided by financing activities increased by $55.0 million, from an inflow of $35.7 million in 2011 to an inflow of $90.6 million in 2012. This was mainly a consequence of the partial redemption of the 2019 notes for $152.0 million in 2011, lower net payments of derivative instruments of $114.6 million, the split-off of the Axionlog business for $35.4 million in 2011, lower settlements of short-term debt for $10.7 million and lower dividend payments of $6.6 million. This was partially offset by the issuance of class A shares in connection with the initial public offering with net proceeds amounting to $152.3 million in 2011, a decrease in the issuance of 2016 notes of $105.4 million and a decrease in the collection of collateral deposits of $15.0 million.

Net cash provided by operations was $261.6 million in 2011, compared to $263.9 million in 2010. Net cash used in investing activities amounted to $320.1 million, compared to $178.2 million in 2010, as a result of the acceleration of our capital expenditures program. Cash provided by financing activities increased by $87.0 million, from an outflow of $51.3 million in 2010 to an inflow of $35.7 million in 2011. This was mainly a consequence of the issuance of the 2016 notes for $255.1 million and the issuance of class A shares in connection with the initial public offering for $152.3 million, partially compensated by the partial redemption of the 2019 notes for $152.0 million, increased net payments of derivative instruments of $81.1 million, the split-off of the Axionlog business which caused an outflow of $35.4 million, an increase in dividend payments of $23.2 million, the settlement of short-term debt for $10.9 million and a decrease in the collection of collateral deposits of $10.0 million in 2011.

At December 31, 2012, our total financial debt was $659.8 million, consisting of $0.6 million in short-term debt, $651.6 million in long-term debt (of which $306.8 million related to the 2019 notes, including the original issue discount, and $331.9 million related to the 2016 notes), and $7.6 million related to the fair market value of our outstanding derivative instruments (net of the asset portion amounting to $1.7 million).

At December 31, 2011, our total financial debt was $532.3 million, consisting of $0.8 million in short-term debt, $528.9 million in long-term debt (of which $306.5 million related to the 2019 notes, including the original issue discount, and $214.2 million related to the 2016 notes), and $2.6 million related to the fair market value of our outstanding derivative instruments.

Cash and cash equivalents was $184.9 million at December 31, 2012 and $176.3 million at December 31, 2011.

Comparative Cash Flows

The following table sets forth our cash flows for the periods indicated:

	For the Years Ended December 31,
	2012	2011	2010
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$230,113	$261,624	$263,876
Net cash used in investing activities	(306,421)	(320,132)	(178,224)
Net cash provided by (used in) financing activities	90,646	35,673	(51,287)
Effect of exchange rate changes on cash and cash equivalents	(5,788)	(8,963)	5,759
Increase (decrease) in cash and cash equivalents	8,550	(31,798)	40,124

Operating Activities

	For the Years Ended December 31,
	2012	2011	2010
	(in thousands of U.S. dollars)
Net income attributable to Arcos Dorados Holdings Inc.	$114,332	$115,529	$106,021
Non-cash charges and credits	131,958	137,970	99,196
Changes in assets and liabilities	(16,177)	8,125	58,659
Net cash provided by operating activities	230,113	261,624	263,876

For the year ended December 31, 2012, net cash provided by operating activities was $230.1 million, compared to $261.6 million in 2011. The $31.5 million decrease is mainly attributable to lower net income adjusted for non-cash charges ($7.2 million) and to a negative change in assets and liabilities ($24.3 million).

For the year ended December 31, 2011, net cash provided by operating activities was $261.6 million, compared to $263.9 million in 2010. The $2.3 million decrease is mainly attributable to a negative change in assets and liabilities ($50.5 million) primarily due to the payment of the award right granted to our CEO ($34.0 million) as well as the payments under our long-term incentive plan as a result of awards exercised in 2011 ($9.8 million), partially offset by higher net income adjusted for non-cash charges ($48.3 million).

Investing Activities

New restaurant investments are primarily concentrated in markets with opportunities for long-term growth and returns on investment above a pre-defined threshold that is significantly above our cost of capital. Average development costs vary widely by market depending on the types of restaurants built and the real estate and construction costs within each market and are affected by foreign currency fluctuations. These costs, which include land, buildings and equipment, are managed through the use of optimally sized restaurants, construction and design efficiencies and the leveraging of best practices.

The following table presents our cash used in investing activities by type:

	For the Years Ended December 31,
	2012	2011	2010
	(in thousands of U.S. dollars)
Property and equipment expenditures	$(294,478)	$(319,859)	$(175,669)
Purchases of restaurant businesses	(6,004)	(5,993)	(504)
Proceeds from sales of property and equipment	6,643	10,681	6,215
Loans to related parties	(7,000)	—	—
Others, net	(5,582)	(4,961)	(8,266)
Net cash used in investing activities	(306,421)	(320,132)	(178,224)

The following table presents our property and equipment expenditures by type:

	For the Years Ended December 31,
	2012	2011	2010
	(in thousands of U.S. dollars)
New restaurants	$177,329	$139,647	$69,448
Existing restaurants	79,717	139,140	68,140
Other(1)	37,432	41,072	38,081
Total property and equipment expenditures	294,478	319,859	175,669

(1)	Primarily corporate equipment and other office related expenditures.

In 2012, net cash used in investing activities was $306.4 million, compared to $320.1 million in 2011. This $13.7 million decrease was primarily attributable to the adjustment downwards in our investment program by $25.4 million in 2012, partially offset by a decrease in proceeds from the sale of property and equipment ($4.0 million) and loans granted to related parties ($7.0 million).

Property and equipment expenditures decreased by $25.4 million, from $319.9 million in 2011 to $294.5 million in 2012. The decrease in property and equipment expenditures resulted from a decrease in reinvestment in existing restaurants and corporate equipment and other office expenditures ($63.1 million), partially offset by increased investment in new restaurants ($37.7 million). In 2012, we opened 130 restaurants and closed 22 restaurants.

Proceeds from sales of property and equipment decreased by $4.0 million to $6.6 million in 2012, as compared to 2011, primarily as a consequence of lower sales mainly in Puerto Rico and Venezuela ($2.5 million and $1.2 million, respectively). In addition, in 2012 and 2011 we used $6.0 million to convert franchised restaurants into Company-operated restaurants.

In 2011, net cash used in investing activities was $320.1 million, compared to $178.2 million in 2010. This $141.9 million increase was primarily attributable to the acceleration of our investment program ($144.2 million).

Property and equipment expenditures increased by $144.2 million, from $175.7 million in 2010 to $319.9 million in 2011. The increase in property and equipment expenditures resulted from increased investment in new restaurants ($70.2 million), reinvestment in existing ones ($71.0 million) and increased corporate equipment and other office expenditures ($3.0 million). Property and equipment expenditures, including the reimaging of existing restaurants and the opening of McCafé locations and Dessert Centers, reflected our commitment to increasing sales. In 2011, we opened 101 restaurants and closed 16 restaurants.

Proceeds from sales of property and equipment increased by $4.5 million to $10.7 million in 2011, as compared to 2010, primarily as a consequence of sales in Brazil and Argentina. In addition, in 2011 we used $6.0 million to convert franchised restaurants into Company-operated restaurants.

Financing Activities

	For the Years Ended December 31,
	2012	2011	2010
	(in thousands of U.S. dollars)
Partial redemption of the 2019 notes	$—	$(152,005)	$—
Net payments of derivative instruments	(4,322)	(118,932)	(37,815)
Net short-term borrowings	(157)	(10,871)	3,805
Collateral deposits	—	15,000	25,000
Split-off of Axionlog business	—	(35,425)	—
Issuance of class A shares in connection with the initial public offering	—	152,281	—
Issuance of the 2016 notes	149,658	255,102	—
Distribution of dividends to our shareholders	(50,036)	(56,627)	(33,400)
Other financing activities	(4,497)	(12,850)	(8,877)
Net cash provided by (used in) financing activities	90,646	35,673	(51,287)

Net cash provided by financing activities was $90.6 million in 2012, compared to $35.7 million provided in 2011. The $55.0 million increase in the amount of cash provided by financing activities was primarily attributable to the partial redemption of the 2019 notes for $152.0 million in 2011, lower net payments of derivative instruments for $114.6 million, the split-off of the Axionlog business for $35.4 million in 2011, lower dividend payments for $6.6 million and lower settlements of short-term debt for $10.7 million, partially offset by the issuance of class A shares in connection with the initial public offering, with net proceeds amounting to $152.3 million, in 2011, a decrease in the issuance of 2016 notes of $105.4 million and a decrease in the collection of collateral deposits of $15.0 million.

Net cash provided by financing activities was $35.7 million in 2011, compared to $51.3 million used in 2010. The $87.0 million increase in the amount of cash provided by financing activities was primarily attributable to the issuance of the 2016 notes for $255.1 million and the issuance of class A shares in connection with the initial public offering, with net proceeds amounting to $152.3 million, partially offset by the partial redemption of the 2019 notes for $152.0 million, an increase in net payments of derivative instruments of $81.1 million, the split-off of the Axionlog business for $35.4 million, an increase in dividend payments of $23.2 million, the settlement of short-term debt for $10.9 million and a decrease in the collection of collateral deposits of $10.0 million in 2011.

Revolving Credit Facility

On August 3, 2011, our subsidiary, Arcos Dorados B.V., entered into a committed revolving credit facility with Bank of America, N.A., as lender, for $50 million with a maturity date one year from the date of closing thereof. On August 3, 2012, Arcos Dorados B.V. renewed the revolving credit facility for an additional one-year period. The obligations of Arcos Dorados B.V. under the revolving credit facility are jointly and severally guaranteed by certain of our subsidiaries on an unconditional basis. This revolving credit facility will permit us to borrow money from time to time to cover our working capital needs and for other lawful general corporate purposes.

Each loan made to Arcos Dorados B.V. under the revolving credit facility will bear interest at a rate per annum equal to LIBOR plus 2.50%. Interest on each loan will be payable on the date of any prepayment, at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made.

The revolving credit facility includes customary covenants including, among others, restrictions on the ability of Arcos Dorados B.V., the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) permit the consolidated net indebtedness to EBITDA ratio to be greater than 2.50 to 1 on the last day of any fiscal quarter of the borrower; and (vii) engage in transactions that violate certain anti-terrorism laws.

The revolving credit facility provides for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facility and/or to declare all sums outstanding under the loan documents immediately due and payable.

On April 3, 2012 Arcos Dorados B.V. borrowed $10.0 million under the revolving credit facility. This borrowing was settled on April 26, 2012 with the proceeds of the issuance of the 2016 notes.

2016 Notes

In July 2011, we issued R$400 million aggregate principal amount of notes due 2016 bearing interest of 10.25% per year, payable in U.S. dollars, which we refer to as the 2016 notes. The 2016 notes are denominated in reais, but payment of principal and interest will be made in U.S. dollars. The 2016 notes mature on July 13, 2016. Interest is paid semi-annually in arrears on January 13 and July 13 of each year. The proceeds from the issuance of the 2016 notes were used to satisfy our capital expenditure program and for general corporate purposes.

In addition, on April 24, 2012, we issued an additional R$275 million aggregate principal amount of the 2016 notes at a price of 102.529%. The proceeds from the offering are being used to satisfy our capital expenditure program and for general corporate purposes.

The 2016 notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our subsidiaries. The 2016 notes and guarantees (i) are senior secured obligations and rank equal in right of payment with all of our and the guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of our and the guarantors’ existing and future secured indebtedness to the extent of the value of our assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of our subsidiaries that are not guarantors.

The indenture governing the 2016 notes limits our and our subsidiaries’ ability to, among other things, (i) create liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. These covenants are subject to important qualifications and exceptions. The indenture governing the 2016 notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all of the then-outstanding 2016 notes to be due and payable immediately.

The 2016 notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

We may issue additional 2016 notes from time to time pursuant to the indenture governing the 2016 notes.

2019 Notes

In October 2009, our subsidiary, Arcos Dorados B.V., issued senior notes for an aggregate principal amount of $450 million under an indenture dated October 1, 2009, which we refer to as the 2019 notes. The 2019 notes mature on October 1, 2019 and bear interest of 7.5% per year. Interest is paid semiannually on April 1 and October 1.

The 2019 notes are redeemable at the option of Arcos Dorados B.V. at any time at the applicable redemption prices set forth in the indenture. On June 13, 2011, Arcos Dorados B.V. exercised its option to redeem on July 18, 2011 a total of $141.4 million aggregate principal amount of the 2019 notes at a redemption price of 107.5% of the principal amount plus accrued and unpaid interest from April 1, 2011 to the redemption date. Following the redemption, a total of $308.6 million of the aggregate principal amount of the 2019 notes remained outstanding. As a result of the redemption, we incurred a one-time loss of $13.9 million in July 2011, including $2.3 million related to the accelerated amortization of deferred financing costs and $11.6 million related to the redemption of the 2019 notes at a redemption price above the book value of the 2019 notes.

The 2019 notes are fully and unconditionally guaranteed on a senior unsecured basis by the majority of our subsidiaries. The 2019 notes rank equally with all of our unsecured and unsubordinated indebtedness and are effectively junior to all of our secured indebtedness. The indenture governing the 2019 notes imposes certain restrictions on us and our subsidiaries, including some restrictions on our ability to: (i) incur additional indebtedness; (ii) pay dividends or redeem, repurchase or retire our capital stock; (iii) make investments; (iv) create liens; (v) create limitations on the ability of our subsidiaries to pay dividends, make loans or transfer property to the us; (vi) engage in transactions with affiliates; (vii) sell assets including the capital stock of the subsidiaries; and (viii) consolidate, merge or transfer assets. These covenants are subject to a number of important limitations and exceptions. The indenture governing the 2019 notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all then outstanding 2019 notes to be due and payable immediately.

The 2019 notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

We may issue additional notes from time to time pursuant to the indenture governing the 2019 notes.

Research and Development, Patents and Licenses, etc.

We have not had significant research and development activities for the past three years because we rely primarily on McDonald’s research and development. McDonald’s operates research and development facilities in the United States, Europe and Asia, and independent suppliers also conduct research activities that benefit McDonald’s and us. Nevertheless, we have developed certain menu items, such as bone-in-chicken, Pão de Queijo (in Brazil), McBurrito a la Mexicana (in Mexico) and dessert items, to better tailor our product offerings to local tastes and to provide our customers with additional food options.

Trend Information

Our business and results of operations have recently experienced the following trends, which we expect will continue in the near term:

•
Social upward mobility in Latin America and the Caribbean: Our sales have benefited, and we expect to continue to benefit, from our Territories’ population size, younger age profile when compared to more developed markets and improving socio-economic conditions. This has led to a modernization of consumption patterns and increased affordability of our products across socio-economic segments, leading to greater demand for our products.

•	Decline in free time: More single-parent and dual-earner households have increased the demand for the convenience offered by eating out and takeout food.

•
Product offerings: Our beverages, core meals, desserts, breakfast, reduced calorie and sodium products, and value menu item offerings have been popular among customers and—combined with our revenue management—have allowed us to create traffic into our restaurants.

•
Increased competition in some markets: The popularity of the QSR concept in markets such as Puerto Rico and Mexico has attracted new competitors. Even though we have been able to maintain or even increase market share in these markets, we have seen a reduction in pricing flexibility and have increased the focus of our marketing efforts on value offerings.

•
Inflationary environment: Over the last few years, we have been able through our revenue management strategy to mitigate cost increase tied to inflation. However, inflation has been, and will continue to be, an important factor affecting our results of operations, specifically impacting our food and paper costs, occupancy and other operating expenses, general administrative expenses and labor costs.

•
Increased general and administrative costs to support future growth: Our business has been growing at a very rapid pace, and we experienced increasing general and administrative expenses in order to support and prepare for our future growth (both operationally and as a public company). However, in 2012 general and administrative expenses decreased as a percentage of total revenues and we expect this trend to continue in the near future.

•
Increased volatility of foreign exchange rates: Our results of operations have been impacted by increased volatility in foreign exchange rates in many of the Territories. We expect that foreign exchange rates will continue to be an important factor affecting our foreign currency exchange results and the “Accumulated other comprehensive loss” component of shareholders’ equity and, consequently, our results of operations and financial condition. See Note 27 to our consolidated financial statements incorporated by reference herein for details about the devaluation in Venezuela announced subsequent to December 31, 2012.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The following table presents information relating to our contractual obligations as of December 31, 2012.

	Payment Due by Period
Contractual Obligations	Total	2013	2014	2015	2016	2017	Thereafter
	(in thousands of U.S. dollars)
Capital lease obligations(1)	$13,760	$1,837	$1,811	$1,463	$1,299	$745	$6,605
Operating lease obligations	1,008,372	140,480	131,971	122,294	111,660	101,157	400,810
Contractual purchase obligations	172,747	64,207	43,563	23,750	21,863	19,364	—
2016 notes(1)	463,907	33,724	33,724	33,724	362,735	—	—
2019 notes(1)	470,615	23,145	23,145	23,145	23,145	23,145	354,890
Other long-term borrowings(1)	4,827	845	2,209	1,773	—	—	—
Derivative instruments	7,618	2,221	(1,522)	(1,326)	8,245	—	—
Total	2,141,846	266,459	234,901	204,823	528,947	144,411	762,305

(1)	Includes interest payments.

The table set forth above excludes projected payments on our restaurant opening and reinvestment plans pursuant to the MFAs in respect of which we do not yet have any contractual commitments.

TAXATION

The following summary contains a description of certain British Virgin Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of class A shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase class A shares. The summary is based upon the tax laws of the British Virgin Islands and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

British Virgin Islands Tax Considerations

We are not liable to pay any form of taxation in the BVI and all dividends, interests, rents, royalties, compensations and other amounts paid by us to persons who are not persons resident in the BVI are exempt from all forms of taxation in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of ours by persons who are not persons resident in the BVI are exempt from all forms of taxation in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the BVI with respect to any shares, debt obligation or other securities of ours.

Subject to the payment of stamp duty on the acquisition of property in the BVI by us (and in respect of certain transactions in respect of the shares, debt obligations or other securities of BVI incorporated companies owning land in the BVI), all instruments relating to transfers of property to or by us and all instruments relating to transactions in respect of the shares, debt obligations or other securities of ours and all instruments relating to other transactions relating to our business are exempt from payment of stamp duty in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to us or our shareholders.

Material U.S. Federal Income Tax Considerations for U.S. Holders

In the opinion of Davis Polk & Wardwell LLP, the following is a description of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of class A shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. This summary applies only to U.S. Holders (as defined below) that hold class A shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•
persons holding class A shares as part of a hedge, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the class A shares;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

•	tax exempt entities, including “individual retirement accounts” and “Roth IRAs”;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons that own or are deemed to own ten percent or more of our voting shares; and

•	persons holding class A shares in connection with a trade or business conducted outside the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds class A shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding class A shares and partners in such partnerships are encouraged to consult their tax advisers as to the particular U.S. federal income tax consequences of acquiring, holding and disposing of the class A shares.

This discussion is based upon the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein—possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of class A shares that is:

(1)      a citizen or individual resident of the United States;

(2)      a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Colombia; or

(3)      an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders are encouraged to consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of class A shares in their particular circumstances.

This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on class A shares, other than certain pro rata distributions of class A shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at rates applicable to long-term capital gain. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.

Sale or Other Taxable Disposition of Class A shares

For U.S. federal income tax purposes, gain or loss realized on the sale or other taxable disposition of class A shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the class A shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the class A shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for our 2012 taxable year. However, because the application of the regulations is not entirely clear and because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder held class A shares, gain recognized by a U.S. Holder on a sale or other taxable disposition (including certain pledges) of the class A shares would be allocated ratably over the U.S. Holder’s holding period for the class A shares. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such taxable year. Further, to the extent that any distribution received by a U.S.

Holder on its class A shares exceeds 125% of the average of the annual distributions on the class A shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale of a share of a PFIC, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the class A shares. U.S. Holders are encouraged to consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals may be required to report information relating to their ownership of stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in certain accounts maintained by a U.S. financial institution). Certain U.S. Holders that are entities may be subject to similar rules in the future. U.S. Holders are encouraged to consult their tax advisers regarding the effect, if any of these reporting requirements on their ownership and disposition of class A shares.

DESCRIPTION OF THE SWAP TRANSACTION

On August 13, 2012, we entered into a share swap transaction, or the swap transaction, among us, our subsidiary Arcos Dorados B.V. and Goldman Sachs International.  The purpose of the swap transaction is to mitigate the impact that class A share price volatility has on our income statement due to recognition of compensation expense from our long-term incentive plan. The swap transaction will mature no later than September 2013, but Arcos Dorados B.V. may reduce the number of notional shares underlying the swap transaction, and therefore the equity notional amount of the swap transaction, from time to time prior to maturity of the swap transaction, at its option, subject to certain limitations. In connection with any share reduction and at maturity of the swap transaction, Goldman Sachs, an affiliate of Goldman Sachs International, will offer and sell in a registered offering under this prospectus supplement, a number of hedge shares equal to the number of notional shares by which Arcos Dorados elects to reduce the notional size of the swap transaction (in the case of any share reduction) or the total number of notional shares underlying the swap transaction at such time (at maturity of the swap transaction), as the case may be. See “Description of the Swap Transaction” in the accompanying prospectus for further information. Arcos Dorados B.V. expects to reduce the number of notional shares underlying the swap transaction from time to time concurrently with, or shortly following, certain exercises of phantom equity units, called CADs, by our employees under our long-term incentive plan. Such reductions will likely result in Goldman Sachs offering and selling a corresponding number of hedge shares.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Goldman Sachs is acting as the sole underwriter for all of the shares offered by this prospectus supplement.  Subject to the terms and conditions stated in the registration agreement dated the date of this prospectus supplement and in the swap transaction, Goldman Sachs has agreed to sell the class A shares.

Goldman Sachs International, through Goldman Sachs, in connection with any reduction in the size of the swap and at maturity of the swap transaction, will sell, from time to time, the relevant class A shares in transactions, including block sales, on the New York Stock Exchange, in the over-the-counter market, in negotiated transactions or otherwise. The class A shares will be sold at market prices prevailing at the time of sale or at negotiated prices. In connection with the sale of the class A shares, Goldman Sachs may effect such transactions by selling the class A shares to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from Goldman Sachs and/or from purchasers of class A shares for whom the dealers may act as agents or to whom they may sell as principals.

Our common shares are listed on the NYSE under the symbol “ARCO.”

We will include in our Annual Reports on Form 20-F the number of class A shares sold through Goldman Sachs under the registration agreement and the fees and other expenses we pay to Goldman Sachs in connection with the sales of our class A shares.

Goldman Sachs and its affiliates have performed investment banking, banking and/or advisory services for us from time to time for which they have received customary fees and expenses. Goldman Sachs and its affiliates may, from time to time, engage in transactions with and perform other services for us in the ordinary course of business.

We have agreed to indemnify Goldman Sachs and Goldman Sachs International against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments Goldman Sachs or Goldman Sachs International may be required to make because of any of those liabilities.

The address of the underwriter is Goldman, Sachs & Co., 200 West Street, New York, New York 10282.

Conflicts of Interest

Because all of the net proceeds of the offering of the class A shares will be paid to an affiliate of a Financial Industry Regulatory Authority, or FINRA, member who is participating in the offering, the offering of the class A shares is being conducted in compliance with FINRA Rule 5121. Pursuant to FINRA Rule 5121, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as a bona fide public market (as defined in FINRA Rule 5121) exists in our class A shares.

See “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus for further information.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering will be as follows:

Expenses	Amount

U.S. Securities and Exchange Commission registration fee	$4,063.78
Printing and engraving expenses	5,000.00
Legal fees and expenses	270,000.00
Accounting fees and expenses	65,000.00
Miscellaneous costs	5,000.00
Total	$349,063.78

We have agreed to reimburse Goldman Sachs for all of its reasonable costs and expenses relating to this offering, including its legal expenses.  These expenses are included in the table above.

All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee. The Company will pay all of the expenses of this offering.

LEGAL MATTERS

The validity of the class A shares and certain other matters of British Virgin Islands law will be passed upon for us, Goldman Sachs and Goldman Sachs International by Maples and Calder. Certain matters of U.S. federal and New York State law will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of Arcos Dorados Holdings Inc. included in our Annual Report on Form 20-F for the year ended December 31, 2011 and the consolidated financial statements of Arcos Dorados Holdings Inc. included in our Form 6-K dated March 8, 2013 have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm, as set forth in their reports thereon, included therein and incorporated herein by reference.  Such consolidated financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein by reference in reliance upon the reports of Pistrelli, Henry Martin y Asociados S.R.L. pertaining to such financial statements given on the authority of such firm as experts in accounting and auditing.

The current address of Pistrelli, Henry Martin y Asociados S.R.L. is 25 de Mayo 487, Buenos Aires, Argentina.

PROSPECTUS

Up to 2,272,551 Class A Shares

Arcos Dorados Holdings Inc.
(incorporated in the British Virgin Islands)

An affiliate of Goldman Sachs International, or the GSI affiliate, may offer and sell up to 2,272,551 shares of our class A common stock from time to time in connection with settlements from time to time under a swap transaction. We will not receive any of the net proceeds from any offering by the GSI affiliate. The aggregate number of class A shares that we are registering under the registration statement including this prospectus corresponds to the total number of notional shares underlying the swap transaction as of the date hereof. See “Description of the Swap Transaction.”

Our class A shares are listed on the New York Stock Exchange, or NYSE, under the symbol “ARCO.” On March 22, 2013, the last sale price of our class A shares as reported by the NYSE was $13.27 per class A share.

We will provide the specific prices and any other terms of the class A shares in one or more supplements to this prospectus at the time of offering. You should read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision.

This prospectus may not be used to sell class A shares unless accompanied by a prospectus supplement.

Investing in our class A shares involves risks. See “Risk Factors” beginning on page 6 of this prospectus.

The GSI affiliate may offer class A shares through underwriting syndicates managed or co-managed by one or more underwriters or dealers, through agents or directly to purchasers. The prospectus supplement for each offering of class A shares will describe in detail the plan of distribution for that offering. For general information about the distribution of class A shares offered, please see “Plan of Distribution (Conflicts of Interest)” in this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 26 , 2013.

ABOUT THIS PROSPECTUS

This prospectus is part of an “automatic shelf” registration statement that we filed with the U.S. Securities and Exchange Commission, or SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act, using a “shelf” registration process. Under this process, the GSI affiliate may sell our class A shares. This prospectus only provides you with a general description of the class A shares that such affiliate of GSI may offer. In connection with any offering by the GSI affiliate of class A shares, we will provide one or more supplements to this prospectus that will contain specific information about the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before purchasing any class A shares, you should carefully read both this prospectus and the accompanying prospectus supplement and any free writing prospectus prepared by or on behalf of us, together with the additional information described under the heading “Where You Can Find More Information.”

We have not authorized anyone to provide any information other than that contained in this prospectus or in any prospectus supplement or free writing prospectus prepared by or on behalf of us or to which we may have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We have not authorized any other person to provide you with different or additional information. We and the GSI affiliate are not making offers to sell the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.

The information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. You should not assume that the information contained in this prospectus is accurate as of any other date.

Definitions

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Arcos Dorados” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Arcos Dorados Holdings Inc., together with its subsidiaries. All references in this prospectus to “systemwide” refer only to the system of McDonald’s-branded restaurants operated by us or our franchisees in 20 countries and territories in Latin America and the Caribbean (the “Territories” hereinafter defined) and do not refer to the system of McDonald’s-branded restaurants operated by McDonald’s Corporation, which we refer to as McDonald’s, its affiliates or its franchisees (other than us).

We own our McDonald’s franchise rights pursuant to a Master Franchise Agreement for all of the Territories, except Brazil, which we refer to as the MFA, and a separate, but substantially identical, Master Franchise Agreement for Brazil, which we refer to as the Brazilian MFA. We refer to the MFA and the Brazilian MFA, as amended or otherwise modified to date, collectively as the MFAs. We commenced operations on August 3, 2007, as a result of our purchase of McDonald’s operations and real estate in the Territories (except for Trinidad and Tobago), which we refer to collectively as the McDonald’s LatAm business, and the acquisition of McDonald’s franchise rights pursuant to the MFAs, which together with the purchase of the McDonald’s LatAm business, we refer to as the Acquisition.

This prospectus relates to an offering from time to time by the GSI affiliate and not by McDonald’s Corporation or any of its affiliates. McDonald’s Corporation and its affiliates make no representation or warranty, express or implied, for or in respect of the information contained herein.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including any amendments and exhibits to the registration statement) on Form F-3 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K referred to, and incorporated, herein. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that:

•	incorporated documents are considered part of this prospectus;

•	we can disclose important information to you by referring you to those documents; and

•
information that we file with the SEC in the future and incorporate by reference herein will automatically update and supersede information in this prospectus and information previously incorporated by reference herein.

We incorporate by reference the following documents or information which we filed with the SEC:

•	our 2011 Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed on April 18, 2012; and

•	Item 2 of each of our Current Reports on Form 6-K furnished on May 4, 2012, August 7, 2012, November 2, 2012 and March 8, 2013.

All annual reports we file with the SEC pursuant to the Exchange Act on Form 20-F after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing of such documents. We may incorporate by reference any Form 6-K subsequently submitted to the SEC by identifying in such Form that it is being incorporated by reference into this prospectus.

You may request, orally or in writing, a copy of any filings referred to above, excluding exhibits, other than those specifically incorporated by reference into the documents you request, at no cost, by contacting us at the following address: Arcos Dorados Holdings Inc., Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina (B1636 FFB); Attn: Investor Relations;  telephone +54 (11) 4711-2000.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and any accompanying prospectus supplement contain or incorporate statements that are “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995.

Those statements include, but are not limited to, statements regarding our intent, belief or current expectations, trend analyses and other information relative to markets for our products and trends in our operations or financial results as well as other statements that can be identified by the use of forward-looking language such as “may,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “intend,” “project,” “goals,” “objectives,” “could” and “potential,” among others. Our actual results, performance or achievements could be materially different from the results expressed in, or implied by, those forward-looking statements. Those statements are subject to risks and uncertainties, including but not limited to the risks described in this prospectus and any accompanying prospectus supplement and other documents incorporated by reference herein and therein. When considering those forward-looking statements, you should keep in mind the risks, uncertainties and other cautionary statements made in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference herein and therein.

A variety of factors could cause our actual results to differ materially from the expected results expressed in our forward-looking statements, including those set forth in this prospectus, any accompanying prospectus supplement or the documents incorporated by reference herein and therein, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of our reports and other documents filed with the SEC. Factors that may cause our actual results to differ materially from those we contemplate by the forward-looking statements include, among others:

•	general economic, political, demographic and business conditions in Latin America and the Caribbean;

•	fluctuations in inflation and exchange rates in Latin America and the Caribbean;

•	our ability to implement our growth strategy;

•	the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors;

•	our ability to compete and conduct our business in the future;

•
changes in consumer tastes and preferences, including changes resulting from concerns over nutritional or safety aspects of beef, poultry, french fries or other foods or the effects of health pandemics and food-borne illnesses such as “mad cow” disease and avian influenza or “bird flu,” and changes in spending patterns and demographic trends, such as the extent to which consumers eat meals away from home;

•	the availability, location and lease terms for restaurant development;

•	our intention to focus on our restaurant reimaging plan;

•	our franchisees, including their business and financial viability and the timely payment of our franchisees’ obligations due to us and to McDonald’s;

•	our ability to comply with the requirements of the MFAs, including McDonald’s standards;

•	our decision to own and operate restaurants or to operate under franchise agreements;

•	the availability of qualified restaurant personnel for us and for our franchisees, and the ability to retain such personnel;

•	changes in commodity costs, labor, supply, fuel, utilities, distribution and other operating costs;

•
our ability, if necessary, to secure alternative distribution of supplies of food, equipment and other products to our restaurants at competitive rates and in adequate amounts, and the potential financial impact of any interruptions in such distribution;

•	changes in government regulation;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other factors discussed under “Risk Factors” set forth in our most recent Annual Report on Form 20-F.

There can be no assurance that other factors not currently anticipated by us will not materially and adversely affect our business, financial condition and results of operations. You are cautioned not to place undue reliance on any forward-looking statements made by us or on our behalf. Please take into account that forward-looking statements speak only as of the date of this prospectus or, in the case of any accompanying prospectus supplement or documents incorporated by reference in this prospectus, the date of any such document. We do not undertake any obligation to publicly correct or update any forward-looking statement if we later become aware that it is not likely to be achieved, to reflect later events or circumstances or to reflect the occurrence of unanticipated events. You are advised, however, to consult any further disclosures we make on related subjects in reports to the SEC.

THE COMPANY

We are the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, according to McDonald’s, representing 5.5% of McDonald’s global sales in 2011, and we are the largest fast food chain in Latin America and the Caribbean in terms of systemwide sales, according to Euromonitor, with a regional market share in terms of sales of 9.9% in 2011, according to Euromonitor. We have the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 countries and territories in Latin America and the Caribbean, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago (since June 3, 2011), Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela, which we refer to as the Territories.

Our principal executive offices are located at Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina (B1636 FFB). Our telephone number at this address is +54 (11) 4711-2000. Our registered office in the British Virgin Islands is Maples Corporate Services (BVI) Limited, Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

For a description of our business, financial condition, results of operations and other important information regarding us, see our filings with the SEC incorporated by reference in this prospectus. For instructions on how to find copies of these and our other filings incorporated by reference in this prospectus, see “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” in this prospectus.

Recent Developments

Annual Meeting

We held our annual shareholders’ meeting on April 9, 2012, where all matters were approved.  Our next annual shareholders’ meeting will be held on April 25, 2013 at our office in Lima, Peru.

Dividends

On April 20, 2012, our Board of Directors approved a total dividend cash payment of U.S.$50.0 million for 2012 to be paid in four equal installments. The first payment on May 4, 2012 amounted to a cash dividend of U.S.$12.5 million, or U.S.$0.0597 per share, on outstanding class A and class B shares. Payments were made to shareholders of record at May 2, 2012.

On July 20, 2012, we paid the second installment of our 2012 dividends. The total amount paid was U.S.$12.5 million, or U.S.$0.0597 per share on outstanding class A and class B shares.  Payments were made to shareholders of record at July 18, 2012.

On October 26, 2012, we paid the third installment of our 2012 dividends. The total amount paid was U.S.$12.5 million, or U.S.$0.0597 per share, on outstanding class A and class B shares. Payments were made to shareholders of record at October 24, 2012.

On December 26, 2012, we paid the fourth and final installment of our 2012 dividends. The total amount paid was U.S.$12.5 million, or U.S.$0.0597 per share, on outstanding class A and class B shares. Payments were made to shareholders of record at December 20, 2012. With this payment, we completed a total of U.S.$50.0 million, or U.S.$0.2388 per share, of cash dividend payments for 2012.

On March 22, 2013, we announced that our Board of Directors had approved a total dividend cash payment of U.S.$50.0 million for 2013 to be paid in four equal installments. The payments will be made on April 5, July 5 and October 4, 2013 and January 3, 2014, in each case in the aggregate amount of U.S.$12.5 million on outstanding class A and class B shares to shareholders of record as of the close of business on April 2, July 1, October 1 and December 30, 2013, respectively.

The amounts and dates of future dividend payments, if any, will be subject to, among other things, the discretion of our Board of Directors. Accordingly, there can be no assurance that any future distributions will be made, or, if made, as to the amount of such distributions.

Reopening of 2016 Notes

In April 19, 2012, we reopened our 10.25% Brazilian real-denominated senior unsecured notes due 2016, or the 2016 Notes, for a notional amount of R$275 million (equivalent to approximately U.S.$146 million). The 2016 Notes mature on July 13, 2016 and are guaranteed on a senior unsecured basis by certain of our subsidiaries. The notes sold in the offering were issued at a price of 102.529% plus accrued interest for the period from and including January 13, 2012 up to but excluding April 24, 2012. The notes were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. Concurrently, we restructured our hedging position to minimize our reais currency exposure on the balance sheet and reduce the overall cost of debt. The existing coupon-only cross currency swaps were settled for a payment of U.S.$3.0 million. Additionally, we entered into a new cross currency swap to convert a portion (R$70 million) of our 2016 Notes to U.S. dollars to maintain approximately 45% of the total debt in reais, in keeping with internal financial policies.  Under cash flow hedge accounting rules for this derivative instrument, changes in fair market value will not have an impact on the income statement going forward, except for the adjustments to interest expense and foreign exchange results derived from the hedging relationship.

New Board Members

Mr. Alejandro Ramírez Magaña was appointed an independent board member of the Company on November 1, 2012.  Mr. Ramírez Magaña is the General Director of Cinépolis, the largest cineplex chain in Latin America and the fourth largest in the world. He recently co-chaired the 2012 Annual Meeting of the World Economic Forum and was also appointed by Mexican President Calderón as Chair of the G20’s Business Summit (B20) in Mexico in June 2012. Mr. Ramírez Magaña holds a Bachelor of Arts in Economics from Harvard University, a Masters of Sciences in Development Economics from the University of Oxford and an MBA from Harvard Business School. He currently serves as committee advisor for the World Bank and the United Nations Development Programme (UNDP). In 2005, he was also appointed as “Young Global Leader” by the Davos World Economic Forum, in Switzerland. With this appointment, our Board of Directors now comprises nine members.

Mr. Alfredo Elias Ayub was appointed an independent board member of the Company on August 2, 2012. Mr. Elias holds an MBA from Harvard Business School, where he graduated as a Baker Scholar, and  Civil Engineering degree from Mexico City’s Universidad Anahuac, where he is a member of the Advisory Council of the School of Engineering. From 1999 until April 2011, Mr. Elias was the Chief Executive Officer of the Comisión Federal de Electricidad, Mexico’s largest state-owned utilities company. Mr. Elias has also served as a member of the Dean’s board of advisors for Harvard Business School since 2010.

Swap Transaction

On September 6, 2012, we announced that we had entered into a swap transaction to mitigate the impact that class A share price volatility has on our income statement due to recognition of compensation expense from our long-term incentive plan. See “Description of the Swap Transaction.”

RISK FACTORS

Investing in our class A shares involves risk. See the risk factors described in our most recent Annual Report on Form 20-F and those contained in our other filings with the SEC for the most recent fiscal year, which are incorporated by reference in this prospectus, as the same may be updated from time to time by our future filings under the Exchange Act, and any accompanying prospectus supplement. For more information, see “Incorporation of Certain Documents by Reference.” Before making an investment decision, you should carefully consider these risks as well as any other information we include or incorporate by reference in this prospectus. These risks could materially affect our business, results of operations or financial condition and cause the value of our class A shares to decline. You could lose all or part of your investment.

USE OF PROCEEDS

The GSI affiliate will receive all net proceeds from any sale of the class A shares in any offering pursuant to this registration statement. We will not receive any of the net proceeds from the sale of the class A shares by the GSI affiliate.

DESCRIPTION OF THE SWAP TRANSACTION

On August 13, 2012, we entered into a share swap transaction, or the swap transaction, among us, our subsidiary Arcos Dorados B.V. and Goldman Sachs International, or GSI.  The purpose of the swap transaction is to mitigate the impact that class A share price volatility has on our income statement due to recognition of compensation expense from our long-term incentive plan described below.

We implemented our long-term incentive plan in 2008 to reward certain employees for the success of our business. In accordance with this plan, we historically granted phantom equity units, called CADs, annually to certain employees, pursuant to which such employees are entitled to receive, upon vesting, a cash payment equal to the appreciation in the fair value of the award over the base value of the award. In 2011, our Board of Directors approved the use of the Company’s market capitalization following our initial public offering as the metric used to determine the Company’s fair market value under this incentive plan in place of the existing formula used to determine the current value of the awards. The CADs vest over a five-year period, subject to continued employment with us, as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. The right is cumulative and, once it has become exercisable, it may be exercised during a quarterly window period in whole or in part until the date of termination, which occurs at the fifth anniversary of the grant date. Any outstanding CADs at the date of termination will be automatically settled by us.

Under the terms of the swap transaction, Arcos Dorados B.V. will receive from GSI any notional gains and dividends and/or pay to GSI any notional losses, as the case may be, from time to time on 2,272,551 class A shares, or the number of notional shares, as described below.  The reference price for the swap transaction (which is equal to the arithmetic mean of the Rule 10b-18 volume-weighted average prices for the trading days in the period during which an affiliate of GSI initially acquired a number of class A shares equal to the number of notional shares to hedge GSI’s equity price risk under the swap transaction, or the hedge shares) is $13.7689 per class A share and is subject to adjustment in the event of certain corporate transactions and events.  Arcos Dorados B.V. will also make quarterly payments to GSI at a floating interest rate in an amount based on the equity notional amount of the swap transaction, which is equal to the number of notional shares, multiplied by the reference price (initially approximately $31.3 million).  The swap transaction will mature no later than September 2013, but Arcos Dorados B.V. may reduce the number of notional shares underlying the swap transaction, and therefore the equity notional amount of the swap transaction, from time to time prior to maturity of the swap transaction, at its option, subject to certain limitations.  We expect Arcos Dorados B.V. to effect share reductions at one or more times concurrently with, or shortly following, certain exercises of CADs by our employees under the long-term incentive plan, and we expect that each share reduction will correspond to a number of notional shares approximately equal to the number of class A shares underlying the CADs exercised by our employees.

In connection with any share reduction and at maturity of the swap transaction, the GSI affiliate will offer and sell in a registered offering under this registration statement, by means of an accompanying prospectus supplement, a number of hedge shares equal to the number of notional shares by which Arcos Dorados elects to reduce the notional size of the swap transaction (in the case of any share reduction) or the total number of notional shares underlying the swap transaction at such time (at maturity of the swap transaction), as the case may be.  GSI will calculate Arcos Dorados B.V.’s gain or loss under the swap transaction by comparing the average net price per share at which its affiliate sells hedge shares in such offering, or the final price, to the then-current reference price.  At settlement following any share reduction and at maturity of the swap transaction:

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if the relevant final price is greater than the then-current reference price, Arcos Dorados B.V. will realize a gain in respect of the relevant number of notional shares subject to such settlement (and GSI will make a cash payment to Arcos Dorados B.V. in an amount equal to such gain); and

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if the relevant final price is less than the then-current reference price, Arcos Dorados B.V. will realize a loss in respect of the relevant number of notional shares subject to such settlement (and Arcos Dorados B.V. will make a cash payment to GSI in an amount equal to such loss).

In addition, Arcos Dorados B.V. will receive at maturity of the swap transaction an amount equal to the aggregate amount of any quarterly cash dividends we pay per class A share (net of any deduction or withholding for or on account of any taxes or similar charges), multiplied by the number of notional shares underlying the swap transaction as of the ex-dividend date for each such dividend.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

In connection with settlements from time to time under the swap transaction, the GSI affiliate will offer and sell in a registered offering under this registration statement, by means of an accompanying prospectus supplement, a number of hedge shares equal to the number of notional shares by which Arcos Dorados B.V. elects to reduce the notional size of the swap transaction (in the case of any share reduction described herein) or the total number of notional shares underlying the swap transaction at such time (at maturity of the swap transaction), as the case may be.  The aggregate number of class A shares that we are registering under this registration statement corresponds to the total number of notional shares underlying the swap transaction as of the date hereof.  See “Description of the Swap Transaction.”

We intend to make this prospectus available to the GSI affiliate for the purpose of selling the hedge shares in a manner described below.  As a result, the GSI affiliate will be deemed to be an “underwriter” as defined in the Securities Act, and we would expect to enter into a registration agreement with the GSI affiliate pursuant to which we will indemnify it against certain civil liabilities, including liabilities under the Securities Act.  We will also pay the registration and certain other expenses related to any such offering.

The GSI affiliate may offer and sell the shares from time to time in one or more of the following types of transactions (including block transactions):

•	on any national exchange on which the shares may be listed or any automatic quotation system through which the shares may be quoted,

•	in the over-the-counter market,

•	in privately negotiated transactions,

•	underwritten offerings, and

•	a combination of such methods of sale.

The GSI affiliate may sell the hedge shares from time to time in one or more transactions at (i) market prices prevailing at the time of the sale; (ii) prices related to such prevailing market prices; or (iii) negotiated prices.

Conflicts of Interest

The GSI affiliate will receive 100% of the net proceeds from any sale of the hedge shares in any offering pursuant to this registration statement. We will not receive any of the net proceeds from the sale of hedge shares by the GSI affiliate.  Because the GSI affiliate will receive 100% of the net proceeds from any offering of the hedge shares, the GSI affiliate will be deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority, which is commonly referred to as FINRA.  Accordingly, any such offering will be made in compliance with the applicable provisions of FINRA Rule 5121.

DESCRIPTION OF CAPITAL STOCK

General

We are a British Virgin Islands company incorporated with limited liability and our affairs are governed by the provisions of our memorandum and articles of association, as amended and restated from time to time, and by the provisions of applicable British Virgin Islands law, including the BVI Business Companies Act, 2004 (the “BVI Act”).

Our company number in the British Virgin Island is 1619553. As provided in sub-regulation 4.1 of our memorandum of association, subject to British Virgin Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction and, for such purposes, full rights, powers and privileges. Our registered office is at Maples Corporate Services (BVI) Limited, Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

The transfer agent and registrar for our class A and class B shares is Continental Stock Transfer & Trust Company, which maintains the share registrar for each class in New York, New York.

As of the date of this prospectus, our memorandum and articles of association authorize the issuance of up to 420,000,000 class A shares, no par value, and 80,000,000 class B shares, no par value.  As of the date of this prospectus, 129,529,412 class A shares and 80,000,000 class B shares were issued, fully paid and outstanding.

The maximum number of shares that we are authorized to issue may be changed by resolution of shareholders amending our memorandum and articles of association. Shares may be issued from time to time only by resolution of shareholders.

Our class A shares are listed on the NYSE under the symbol “ARCO.”

Initial settlement of our class A shares will take place on the closing date of any offering under the registration statement including this prospectus and any prospectus supplement through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities.  Each person owning class A shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the class A shares.  Persons wishing to obtain certificates for their class A shares must make arrangements with DTC.

The following is a summary of the material provisions of our share capital and our memorandum and articles of association.

Class A Shares

Holders of our class A shares may freely hold and vote their shares.

The following summarizes the rights of holders of our class A shares:

•	each holder of class A shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the election of directors;

•	holders of class A shares vote together with holders of class B shares;

•	there are no cumulative voting rights;

•
the holders of our class A shares are entitled to dividends and other distributions, pari passu with our class B shares, as may be declared from time to time by our board of directors out of funds legally available for that purpose, if any, and pursuant to our memorandum and articles of association, all dividends unclaimed for three years after having been declared may be forfeited by a resolution of directors for the benefit of the Company;

•
upon our liquidation, dissolution or winding up, the holders of class A shares will be entitled to share ratably, pari passu with our class B shares, in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities; and

•
the holders of class A shares have preemptive rights in connection with the issuance of any securities by us, except for certain issuances of securities by us, including (i) pursuant to any employee compensation plans; (ii) as consideration for (a) any merger, consolidation or purchase of assets or (b) recapitalization or reorganization; (iii) in connection with a pro rata division of shares or dividend in specie or distribution; or (iv) in a bona fide public offering that has been registered with the SEC, but they are not entitled to the benefits of any redemption or sinking fund provisions.

Class B Shares

All of our class B shares are owned by Los Laureles Ltd. Holders of our class B shares may freely hold and vote their shares.

The following summarizes the rights of holders of our class B shares:

•	each holder of class B shares is entitled to five votes per share on all matters to be voted on by shareholders generally, including the election of directors;

•	holders of class B shares vote together with holders of class A shares;

•	class B shares may not be listed on any U.S. or foreign national or regional securities exchange or market;

•	there are no cumulative voting rights;

•
the holders of our class B shares are entitled to dividends and other distributions, pari passu with our class A shares, as may be declared from time to time by our board of directors out of funds legally available for that purpose, if any, and pursuant to our memorandum and articles of association, all dividends unclaimed for three years after having been declared may be forfeited by a resolution of directors for the benefit of the Company;

•
upon our liquidation, dissolution or winding up, the holders of class B shares will be entitled to share ratably, pari passu with our class A shares, in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities;

•
the holders of class B shares have preemptive rights in connection with the issuance of any securities by us, except for certain issuances of securities by us, including (i) pursuant to any employee compensation plans; (ii) as consideration for (a) any merger, consolidation or purchase of assets or (b) recapitalization or reorganization; (iii) in connection with a pro rata division of shares or dividend in specie or distribution; or (iv) in a bona fide public offering that has been registered with the SEC, but they are not entitled to the benefits of any redemption or sinking fund provisions;

•	each class B share is convertible into one class A share at the option of the holder at any time, subject to the prior written approval of McDonald’s; and

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each class B share will convert automatically into one class A share at such time as the holders of class B shares cease to hold, directly or indirectly, at least 20% of the aggregate number of outstanding class A and class B shares.

Limitation on Liability and Indemnification Matters

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent director would exercise in comparable circumstances.  Our memorandum and articles of association provide that, to the fullest extent permitted by British Virgin Islands law or any other applicable laws, our directors will not be personally liable to us or our shareholders for any acts or omissions in the performance of their duties.  This limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.  These provisions will not limit the liability of directors under United States federal securities laws.

Our memorandum and articles of association provide that we shall indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings or suits.  We may pay any expenses, including legal fees, incurred by any such person in defending any legal, administrative or investigative proceedings in advance of the final disposition of the proceedings.  If a person to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors, officers, employees, agents or liquidators against any liability asserted against them and incurred by them in that capacity, whether or not we have or would have had the power to indemnify them against the liability as provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Shareholders’ Meetings and Consents

The following summarizes certain relevant provisions of British Virgin Islands laws and our articles of association in relation to our shareholders’ meetings:

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the directors of the Company may convene meetings of shareholders at such times and in such manner and places within or outside the British Virgin Islands as the directors consider necessary or desirable; provided, that at least one meeting of shareholders be held each year;

•
upon the written request of shareholders entitled to exercise 30 percent or more of the voting rights in respect of the matter for which the meeting is requested, the directors are required to convene a meeting of the shareholders.  Any such request must state the proposed purpose of the meeting;

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the directors convening a meeting must give not less than ten days’ notice of a meeting of shareholders to: (i) those shareholders whose names on the date the notice is given appear as shareholders in the register of members of our company and are entitled to vote at the meeting, and (ii) the other directors;

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a meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares that such shareholder holds;

•	a shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder;

•
a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50 percent of the votes of the shares or class or series of shares entitled to vote on resolutions of shareholders to be considered at the meeting;

•
if within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall be adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other date, time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved. Notice of the adjourned meeting need not be given if the date, time and place of such meeting are announced at the meeting at which the adjournment is taken.;

•
a resolution of shareholders is valid (i) if approved at a duly convened and constituted meeting of shareholders by the affirmative vote of a majority of the votes of the shares entitled to vote thereon which were present at the meeting and were voted, or (ii) if it is a resolution consented to in writing by a majority of the votes of shares entitled to vote thereon; and

•
an action that may be taken by the shareholders at a meeting may also be taken by a resolution of shareholders consented to in writing by a majority of the votes of shares entitled to vote thereon, without the need for any notice, but if any resolution of shareholders is adopted otherwise than by unanimous written consent of all shareholders, a copy of such resolution shall forthwith be sent to all shareholders not consenting to such resolution.

Our next annual shareholders’ meeting will be held on April 25, 2013 at our office in Lima, Peru.

Differences in Corporate Law

We were incorporated under, and are governed by, the laws of the British Virgin Islands.  The corporate statutes of the State of Delaware and the British Virgin Islands in many respects are similar, and the flexibility available under British Virgin Islands law has enabled us to adopt a memorandum of association and articles of association that will provide shareholders with rights that, except as described in this prospectus, do not vary in any material respect from those they would enjoy if we were incorporated under the Delaware General Corporation Law, or Delaware corporate law.  Set forth below is a summary of some of the differences between provisions of the BVI Act applicable to us and the laws application to companies incorporated in Delaware and their shareholders.

Director’s Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders.  This duty has two components: the duty of care and the duty of loyalty.  The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances.  Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.  The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation.  He must not use his corporate position for personal gain or advantage.  This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling stockholder and not shared by the shareholders generally.  In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation.  However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties.  Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

British Virgin Islands law provides that every director of a British Virgin Islands company in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company.  Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities.  In addition, British Virgin Islands law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes British Virgin Islands law or the memorandum of association or articles of association of the company.

Amendment of Governing Documents

Under Delaware corporate law, with very limited exceptions, a vote of the shareholders is required to amend the certificate of incorporation. In addition, Delaware corporate law provides that shareholders have the right to amend the bylaws, and the certificate of incorporation also may confer on the directors the right to amend the bylaws. Our memorandum of association may only be amended by a resolution of shareholders, provided that any amendment of the provision related to the prohibition against listing our class B shares must be approved by not less than 50% of the votes of the class A shares entitled to vote that were present at the relevant meeting and voted. Our articles of association may also only be amended by a resolution of shareholders.

Written Consent of Directors

Under Delaware corporate law, directors may act by written consent only on the basis of a unanimous vote.  Similarly, under our articles of association, a resolution of our directors in writing shall be valid only if consented to by all directors or by all members of a committee of directors, as the case may be.

Written Consent of Shareholders

Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of shareholders of a corporation may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take that action at a meeting at which all shareholders entitled to vote were present and voted. As permitted by British Virgin Islands law, shareholders’ consents need only a majority of shareholders signing to take effect.  Our memorandum and articles of association provide that shareholders may approve corporate matters by way of a resolution consented to at a meeting of shareholders or in writing by a majority of shareholders entitled to vote thereon.

Shareholder Proposals

Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents.  A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.  British Virgin Islands law and our memorandum and articles of association provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested.  Any such request must state the proposed purpose of the meeting.

Sale of Assets

Under Delaware corporate law, a vote of the shareholders is required to approve the sale of assets only when all or substantially all assets are being sold.  In the British Virgin Islands, shareholder approval is required when more than 50% of the company’s total assets by value are being disposed of or sold if not made in the usual or regular course of the business carried out by the company. Under our memorandum and articles of association, the directors may by resolution of directors determine that any sale, transfer, lease, exchange or other disposition is in the usual or regular course of the business carried on by us and such determination is, in the absence of fraud, conclusive.

Dissolution; Winding Up

Under Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved in writing by shareholders holding 100% of the total voting power of the corporation.  Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares.  Delaware corporate law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.  As permitted by British Virgin Islands law and our memorandum and articles of association, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if we have no liabilities or we are able to pay our debts as they fall due.

Redemption of Shares

Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option, at the option of the holders of that stock or upon the happening of a specified event, provided shares with full voting power remain outstanding.  The stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of the stock.  As permitted by British Virgin Islands law and our memorandum and articles of association, shares may be repurchased, redeemed or otherwise acquired by us. However, the consent of the shareholder whose shares are to be repurchased, redeemed or otherwise acquired must be obtained, except as described under “—Compulsory Acquisition” below. Moreover, our directors must determine that immediately following the redemption or repurchase we will be able to pay our debts as they become due and that the value of our assets will exceed our liabilities.

Compulsory Acquisition

Under Delaware General Corporation Law § 253, in a process known as a “short form” merger, a corporation that owns at least 90% of the outstanding shares of each class of stock of another corporation may either merge the other corporation into itself and assume all of its obligations or merge itself into the other corporation by executing, acknowledging and filing with the Delaware Secretary of State a certificate of such ownership and merger setting forth a copy of the resolution of its board of directors authorizing such merger. If the parent corporation is a Delaware corporation that is not the surviving corporation, the merger also must be approved by a majority of the outstanding stock of the parent corporation. If the parent corporation does not own all of the stock of the subsidiary corporation immediately prior to the merger, the minority shareholders of the subsidiary corporation party to the merger may have appraisal rights as set forth in § 262 of the Delaware General Corporation Law.

Under the BVI Act, subject to any limitations in a company’s memorandum or articles, members holding 90% of the votes of the outstanding shares entitled to vote, and members holding 90% of the votes of the outstanding shares of each class of shares entitled to vote, may give a written instruction to the company directing the company to redeem the shares held by the remaining members. Upon receipt of such written instruction, the company shall redeem the shares specified in the written instruction, irrespective of whether or not the shares are by their terms redeemable. The company shall give written notice to each member whose shares are to be redeemed stating the redemption price and the manner in which the redemption is to be effected. A member whose shares are to be so redeemed is entitled to dissent from such redemption, and to be paid the fair value of his shares, as described under “—Shareholders’ Rights under British Virgin Islands Law Generally” below.

Variation of Rights of Shares

Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise.  As permitted by British Virgin Islands law and our memorandum of association, we may vary the rights attached to any class of shares only with the consent in writing of holders of not less than 50% of the issued shares of that class and of holders of not less than 50% of the issued shares of any other class which may be adversely affected by such variation.

Removal of Directors

Under Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.  Our memorandum and articles of association provide that directors may be removed at any time, with or without cause, by a resolution of shareholders or a resolution of directors.

In addition, directors are subject to rotational retirement every three years. The initial terms of office of the Class I, Class II and Class III directors have been staggered over a period of three years to ensure that all directors of the company do not face reelection in the same year.

Mergers

Under Delaware corporate law, one or more constituent corporations may merge into and become part of another constituent corporation in a process known as a merger. A Delaware corporation may merge with a foreign corporation as long as the law of the foreign jurisdiction permits such a merger. To effect a merger under Delaware General Corporation Law § 251, an agreement of merger must be properly adopted and the agreement of merger or a certificate of merger must be filed with the Delaware Secretary of State. In order to be properly adopted, the agreement of merger must be adopted by the board of directors of each constituent corporation by a resolution or unanimous written consent. In addition, the agreement of merger generally must be approved at a meeting of stockholders of each constituent corporation by a majority of the outstanding stock of the corporation entitled to vote, unless the certificate of incorporation provides for a supermajority vote. In general, the surviving corporation assumes all of the assets and liabilities of the disappearing corporation or corporations as a result of the merger.

Under the BVI Act, two or more BVI companies may merge or consolidate in accordance with the statutory provisions.  A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company.  In order to merge or consolidate, the directors of each constituent BVI company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders. One or more BVI companies may also merge or consolidate with one or more companies incorporated under the laws of jurisdictions outside the BVI, if the merger or consolidation is permitted by the laws of the jurisdictions in which the companies incorporated outside the BVI are incorporated. In respect of such a merger or consolidation a BVI company is required to comply with the provisions of the BVI Act and a company incorporated outside the BVI is required to comply with the laws of its jurisdiction of incorporation.

Shareholders of BVI companies not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum of association or articles of association, would entitle them to vote as a class or series on the proposed amendment.  In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Inspection of Books and Records

Under Delaware corporate law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.  Under British Virgin Islands law, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the British Virgin Islands Registrar of Corporate Affairs which will include the company’s certificate of incorporation, its memorandum and articles of association (with any amendments) and records of license fees paid to date and will also disclose any articles of dissolution, articles of merger and a register of charges if the company has elected to file such a register.

A member of a company is entitled, on giving written notice to the company, to inspect:

(a)	the memorandum and articles;

(b)	the register of members;

(c)	the register of directors; and

(d)
the minutes of meetings and resolutions of members and of those classes of members of which he is a member; and to make copies of or take extracts from the documents and records referred to in (a) to (d) above. Subject to the memorandum and articles, the directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document, specified in (b), (c) or (d) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records.

Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

A company is required to keep at the office of its registered agent the memorandum and articles of the company; the register of members maintained or a copy of the register of members; the register of directors or a copy of the register of directors; and copies of all notices and other documents filed by the company in the previous ten years.

Where a company keeps a copy of the register of members or the register of directors at the office of its registered agent, it is required to notify any changes to the originals of such registers to the registered agent, in writing, within 15 days of any change; and to provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept. Where the place at which the original register of members or the original register of directors is changed, the company is required to provide the registered agent with the physical address of the new location of the records within fourteen days of the change of location.

A company is also required to keep at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors determine the minutes of meetings and resolutions of members and of classes of members; and the minutes of meetings and resolutions of directors and committees of directors. If such records are kept at a place other than at the office of the company’s registered agent, the company is required to provide the registered agent with a written record of the physical address of the place or places at which the records are kept and to notify the registered agent, within 14 days, of the physical address of any new location where such records may be kept.

Conflict of Interest

Under Delaware corporate law, a contract between a corporation and a director or officer, or between a corporation and any other organization in which a director or officer has a financial interest, is not void as long as the material facts as to the director’s or officer’s relationship or interest are disclosed or known and either a majority of the disinterested directors authorizes the contract in good faith or the shareholders vote in good faith to approve the contract. Nor will any such contract be void if it is fair to the corporation when it is authorized, approved or ratified by the board of directors, a committee or the shareholders.

The BVI Act provides that a director shall, forthwith after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the board of directors of the company.  The failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the director’s interest was disclosed to the board prior to the company’s entry into the transaction or was not required to be disclosed because the transaction is between the company and the director himself and is otherwise in the ordinary course of business and on usual terms and conditions.  As permitted by British Virgin Islands law and our memorandum and articles of association, a director interested in a particular transaction may vote on it, attend meetings at which it is considered and sign documents on our behalf which relate to the transaction, provided that the disinterested directors consent.

Transactions with Interested Shareholders

Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by that statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that the person becomes an interested shareholder.  An interested shareholder generally is a person or group who or that owns or owned 15% or more of the target’s outstanding voting stock within the past three years.  This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally.  The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder.  This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

British Virgin Islands law has no comparable provision.  As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute.  However, although British Virgin Islands law does not regulate transactions between a company and its significant shareholders, it does provide that these transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Independent Directors

There are no provisions under Delaware corporate law or under the BVI Act that require a majority of our directors to be independent.

Cumulative Voting

Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the company’s certificate of incorporation specifically provides for it.  Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.  There are no prohibitions to cumulative voting under the laws of the British Virgin Islands, but our memorandum of association and articles of association do not provide for cumulative voting.

Shareholders’ Rights under British Virgin Islands Law Generally

The BVI Act provides for remedies which may be available to shareholders. Where a company incorporated under the BVI Act or any of its directors engages in, or proposes to engage in, conduct that contravenes the BVI Act or the company’s memorandum and articles of association, the BVI courts can issue a restraining or compliance order. Shareholders can also bring derivative, personal and representative actions under certain circumstances. The traditional English basis for members’ remedies has also been incorporated into the BVI Act: where a shareholder of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to him, he may apply to the court for an order based on such conduct.

Any shareholder of a company may apply to court for the appointment of a liquidator of the company and the court may appoint a liquidator of the company if it is of the opinion that it is just and equitable to do so.

The BVI Act provides that any shareholder of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following: (a) a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (b) a consolidation, if the company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the shareholders in accordance with their respective interest within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a redemption of 10% or fewer of the issued shares of the company required by the holders of 90% or more of the shares of the company pursuant to the terms of the BVI Act; and (e) an arrangement, if permitted by the court.

Generally any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the British Virgin Islands or their individual rights as shareholders as established by the company’s memorandum and articles of association.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the class A shares and certain other matters of British Virgin Islands law will be passed upon for us and the GSI affiliate by Maples and Calder. Certain matters of U.S. federal and New York State law will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York. If the validity of the class A shares or any other matters are also passed upon by counsel for the underwriters of an offering of the class A shares, that counsel will be named in the prospectus supplement relating to that offering.

EXPERTS

The consolidated financial statements of Arcos Dorados Holdings Inc. included in our Annual Report on Form 20-F for the year ended December 31, 2011 and the consolidated financial statements of Arcos Dorados Holdings Inc. included in our Form 6-K dated March 8, 2013 have been audited by Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global, independent registered public accounting firm, as set forth in their reports thereon, included therein and incorporated herein by reference.  Such consolidated financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein by reference in reliance upon the reports of Pistrelli, Henry Martin y Asociados S.R.L. pertaining to such financial statements given on the authority of such firm as experts in accounting and auditing.

The current address of Pistrelli, Henry Martin y Asociados S.R.L. is 25 de Mayo 487, Buenos Aires, Argentina.